Exhibit (a)(1)(A)

Offer to Purchase for Cash

All Outstanding Shares of Common Stock

of

Ocata Therapeutics, Inc.

at

$8.50 Net Per Share

by

Laurel Acquisition Inc.

an indirect wholly-owned subsidiary of

Astellas Pharma Inc.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY

TIME, AT THE END OF THE DAY ON DECEMBER 17, 2015, UNLESS THE OFFER IS EXTENDED.

Laurel Acquisition Inc., a Delaware corporation (“Purchaser”) and an indirect wholly-owned subsidiary of Astellas Pharma Inc., (“Astellas”), is offering to purchase all of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Ocata Therapeutics, Inc., a Delaware corporation (“Ocata”), at a purchase price of $8.50 per Share (the “Offer Price”), net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase (as it may be amended or supplemented from time to time, this “Offer to Purchase”) and in the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal”) (which offer, upon such terms and subject to such conditions, as it and they may be amended or supplemented from time to time, constitutes the “Offer”).

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of November 10, 2015 (the “Merger Agreement”), by and among Astellas, Purchaser, and Ocata, under which the Purchaser will be merged with and into Ocata (the “Merger”) pursuant to Section 251(h) of the General Corporation Law of the State of Delaware, as amended (the “DGCL”), with Ocata surviving the Merger as an indirect wholly-owned subsidiary of Astellas.

The board of directors of Ocata unanimously: (i) determined that the transactions contemplated by the Merger Agreement, including the Offer and the Merger, are advisable and in the best interests of Ocata and its stockholders, (ii) approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, (iii) resolved that the Merger shall be effected as soon as practicable following the acceptance for payment of Shares in the Offer without a vote of Ocata’s stockholders pursuant to Section 251(h) of the DGCL, and (iv) determined to recommend that Ocata’s stockholders accept the Offer and tender their Shares into the Offer.

There is no financing condition to the Offer. The Offer is conditioned on there being validly tendered in the Offer and not properly withdrawn before the expiration of the Offer, a number of Shares, representing at least a majority of the sum of the Shares issued and outstanding at the expiration of the Offer and the Shares that Ocata may be required to issue upon vesting, conversion or exercise of any other securities or obligations (the “Minimum Condition”). The Offer is also subject to the satisfaction of certain other conditions described in this Offer to Purchase, including, among other conditions, (i) the expiration or early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and (ii) that the Merger Agreement has not been terminated in accordance with its terms. See Section 14—“Conditions of the Offer.”

Questions and requests for assistance may be directed to Georgeson Inc., the information agent for the Offer, at the address and telephone numbers set forth on the back cover of this Offer to Purchase. Requests for additional copies of this Offer to Purchase and the Letter of Transmittal may be directed to the information agent for the Offer. There will be no guaranteed delivery tender procedures in connection with the Offer. Stockholders may also contact their brokers, dealers, commercial banks, trust companies or other nominees for assistance concerning the Offer.

November 19, 2015

IMPORTANT

Stockholders desiring to tender Shares must:

1.	For Shares that are registered in the name of a broker, dealer, commercial bank, trust company or other nominee:

•	contact the broker, dealer, commercial bank, trust company or other nominee and request that the broker, dealer, commercial bank, trust company or other nominee tender the Shares to the Purchaser before the expiration of the Offer.

2.	For Shares that are registered in the stockholder’s name and held in book-entry form:

•	complete and sign the Letter of Transmittal (or a manually signed facsimile) in accordance with the instructions in the Letter of Transmittal or prepare an Agent’s Message (as defined in Section 3—“Procedure for Tendering Shares”);

•	if using the Letter of Transmittal, have the stockholder’s signature on the Letter of Transmittal guaranteed if required by Instruction 1 of the Letter of Transmittal;

•	deliver an Agent’s Message or the Letter of Transmittal (or a manually signed facsimile) and any other required documents to Citibank, N.A. (the “Depositary”), at its address on the back cover of this Offer to Purchase; and

•	transfer the Shares through book-entry transfer into the account of the Depositary.

3.	For Shares that are registered in the stockholder’s name and held as physical certificates:

•	complete and sign the Letter of Transmittal (or a manually signed facsimile) in accordance with the instructions in the Letter of Transmittal;

•	have the stockholder’s signature on the Letter of Transmittal guaranteed if required by Instruction 1 to the Letter of Transmittal; and

•	deliver the Letter of Transmittal (or a manually signed facsimile), the certificates for such Shares and any other required documents to the Depositary, at its address on the back cover of this Offer to Purchase.

This Offer to Purchase and the Letter of Transmittal contain important information and you should read both carefully and in their entirety before making a decision with respect to the Offer.

The Offer has not been approved or disapproved by the SEC or any state securities commission nor has the SEC or any state securities commission passed upon the fairness or merits of or upon the accuracy or adequacy of the information contained in this Offer to Purchase. Any representation to the contrary is unlawful.

The Letter of Transmittal, the certificates for the Shares (if applicable) and any other required documents must be received by the Depositary before the expiration of the Offer. There will be no guaranteed delivery tender procedures in connection with the Offer. The method of delivery of Shares, the Letter of Transmittal and all other required documents, including delivery through The Depository Trust Company, is at the election and risk of the tendering stockholder.

The Information Agent for the Offer is:

480 Washington Blvd., 26th Floor

Jersey City, NJ 07310

Stockholders, Banks and Brokers may call toll free: (866) 278-8941

i

ii

SUMMARY TERM SHEET

Securities Sought:	All outstanding shares of common stock, par value $0.001 per share, of Ocata (the “Shares”)

Price Offered Per Share:	$8.50 net to you in cash, without interest, subject to any withholding of taxes required by applicable law

Scheduled Expiration of Offer:	12:00 midnight, New York City time, at the end of the day on December 17, 2015, unless extended

The Purchaser:	Laurel Acquisition Inc., a Delaware corporation and an indirect wholly-owned subsidiary of Astellas Pharma Inc.

Ocata Board Recommendation:	Ocata’s board of directors unanimously recommends that you accept the Offer and tender your Shares to the Purchaser in response to the Offer

The following are some of the questions you, as a stockholder of Ocata, may have and our answers to those questions. We urge you to read carefully the remainder of this Offer to Purchase and the Letter of Transmittal because the information in this summary is not complete. Additional important information is contained in the remainder of this Offer to Purchase and in the Letter of Transmittal. In this Offer to Purchase, unless the context otherwise requires, the terms “we,” “our” and “us” refer to the Purchaser.

Who is offering to buy my Shares?

Our name is Laurel Acquisition Inc., a Delaware corporation (“Purchaser”), and an indirect wholly-owned subsidiary of Astellas Pharma Inc. (“Astellas”). We were formed in 2015 as a shell entity for the purpose of the transactions contemplated by the Merger Agreement, including making and completing the Offer and merging with and into Ocata in the Merger, and have not otherwise commenced any business operations. If the Offer closes, our sole purpose will be acquiring all of the issued and outstanding Shares. See the “Introduction” to this Offer to Purchase and Section 9—“Certain Information Concerning Astellas and the Purchaser.”

What is the class and amount of securities being sought in the Offer?

We are offering to purchase all of the issued and outstanding shares of common stock, par value $0.001 per share, of Ocata, which we refer to as the “Shares.” See the “Introduction” to this Offer to Purchase and Section 1—“Terms of the Offer.”

How much are you offering to pay and in what form of payment?

We are offering to pay $8.50, net to you in cash, without interest, which we refer to as the “Offer Price,” subject to any withholding of taxes required by applicable law, for each Share tendered and accepted for payment in the Offer. See Section 2—“Acceptance for Payment and Payment for Shares.”

What does the board of directors of Ocata think of the Offer?

The Offer is being made pursuant to the Merger Agreement with Ocata. The board of directors of Ocata unanimously: (i) determined that the transactions contemplated by the Merger Agreement, including the Offer and the Merger, are advisable and in the best interests of Ocata and its stockholders, (ii) approved, adopted and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, (iii) resolved that the Merger shall be effected as soon as practicable following the acceptance for payment of Shares in the Offer without a vote of Ocata’s stockholders pursuant to Section 251(h) of the DGCL, and (iv) determined to recommend that Ocata’s stockholders accept the Offer and tender their Shares into the Offer. See the “Introduction” to this Offer to Purchase and Section 11—“Background of the Offer; Past Contacts, Negotiations and Transactions.”

Have any Ocata stockholders agreed to tender their Shares?

Yes. Concurrent with the execution and delivery of the Merger Agreement, on November 10, 2015, each director and executive officer of Ocata entered into a support agreement (the “Support Agreement”) with Astellas and the Purchaser, which provides, among other things, that these stockholders will tender their Shares to the Purchaser in the Offer. These stockholders may withdraw their Shares from the Offer if the Merger Agreement is terminated prior to the acceptance for payment of Shares in the Offer. Pursuant to these support agreements, Ocata’s directors and executive officers collectively agreed to tender 712,524 Shares, or approximately 1.7% of the Shares outstanding on November 10, 2015. See the “Introduction” to this Offer to Purchase and Section 13—“The Merger Agreement; Other Agreements.”

What is the market value of my Shares as of a recent date?

On November 9, 2015, the last trading day before we announced the Merger Agreement, the closing price of Ocata’s common stock reported on The NASDAQ Global Market (“NASDAQ”) was $4.46 per Share. On November 18, 2015, the last full trading day before commencement of the Offer, the closing price of Ocata’s common stock reported on NASDAQ was $8.47 per Share. We advise you to obtain a recent quotation for Ocata’s common stock in deciding whether to tender your Shares. See Section 6—“Price Range of the Shares; Dividends on the Shares.”

Will I have to pay any fees or commissions?

If you are the record owner of your Shares and you tender your Shares to the Purchaser in the Offer, you will not have to pay brokerage fees or similar expenses. If you own your Shares through a broker or other nominee, your broker or nominee may charge you a fee for tendering Shares on your behalf. You should consult your broker or nominee to determine whether any charges will apply. See the “Introduction” to this Offer to Purchase.

Do you have the financial resources to make payment?

Yes. We estimate that we will need approximately $384 million to purchase all of the Shares pursuant to the Offer, to consummate the Merger (which includes making payment in respect of Shares issuable upon exercise of any outstanding options and Shares issuable upon settlement of any outstanding RSUs, and any payments in respect of the warrants issued by Ocata) and to pay related transaction fees and expenses. We have arranged for sufficient funds, including the receipt of funds from Astellas, to pay for all Shares tendered and accepted for payment in the Offer and to provide funding for the Merger that is expected to follow the completion of the Offer. Astellas intends to fund amounts required in connection with the completion of the Offer and the Merger out of its available cash on hand. The Offer is not subject to any financing condition. See Section 10—“Source and Amount of Funds.”

What is the “Minimum Condition” to the Offer?

We are not obligated to purchase any tendered Shares in the Offer unless there has been validly tendered to the Purchaser in the Offer and not validly withdrawn before the expiration of the Offer a number of Shares that, when counted together with Shares, if any, owned by Astellas and its controlled affiliates, equals at least a majority of the sum of the Shares (i) issued and outstanding at the expiration date of the Offer and (ii) that Ocata may be required to issue upon the vesting (including vesting solely as a result of the consummation of the Offer), conversion, settlement or exercise of all then outstanding warrants, options, benefit plans, obligations, securities or rights convertible or exchangeable into Shares. We refer to this condition as the “Minimum Condition.”

What are the most significant conditions of the Offer other than the Minimum Condition?

In addition to the Minimum Condition, we are not obligated to purchase Shares that are validly tendered in the Offer unless, among other things:

•	the waiting period (and any extension thereof) applicable to the consummation of the Offer and the Merger under the Hart-Scott-Rodino Antitrust Improvement Act of 1976, as amended (which we refer to as the “HSR Act”), has expired or terminated and any other clearance, approval or consent under any applicable antitrust law has been obtained;

•	there are no lawsuits or other proceedings pending or threatened in writing by any governmental entity of competent jurisdiction against Astellas, the Purchaser or Ocata in connection with the Offer or the Merger:

•	seeking to make illegal, prohibit or materially delay completion of the Offer or the Merger;

•	seeking to compel Astellas or Ocata to divest, dispose of or hold separate any portion of the businesses, operations, assets or product lines of Astellas, Ocata or their subsidiaries;

•	seeking to restrict, prohibit or limit (i) the ability of Astellas, Ocata or their subsidiaries to conduct its business or own its assets, or (ii) the ownership or operation by the Ocata, Astellas or their subsidiaries of all or any portion of the business or assets of Astellas, Ocata or their affiliates in any part of the world;

•	seeking to cause Astellas or any of its subsidiaries to divest any Shares; or

•	seeking to impose limitations on the ability of Astellas or its subsidiaries effectively to acquire, hold or exercise full rights of ownership of, any Shares, including the right to vote any Shares acquired or owned by Astellas or its subsidiaries;

•	there is no law, judgment, order, decision, decree, stipulation, legal or arbitration award, ruling, settlement or injunction (other than waiting periods applicable to the Offer or the Merger under the HSR Act) that would reasonably be expected to directly or indirectly result in any of the consequences described in the five sub-bullet points in the immediately preceding bullet point;

•	the representations and warranties of Ocata in the Merger Agreement are true and correct, except as would not have a Company Material Adverse Effect (as defined in Section 13—“Merger Agreement”), or in certain cases, are true and correct in all respects (other than de minimis inaccuracies), as of the expiration of the Offer;

•	the covenants of Ocata contained in the Merger Agreement have been performed or complied with in all material respects prior to the expiration of the Offer;

•	since November 10, 2015, no event, condition, change, occurrence or development of a state of facts has occurred which have had, or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect; and

•	the Merger Agreement has not been terminated in accordance with its terms.

The Offer is also subject to other conditions. See Section 14—“Conditions of the Offer.”

How long do I have to decide whether to tender in the Offer?

Unless we extend the expiration date of the Offer, you will have until 12:00 midnight, New York City time, at the end of the day on December 17, 2015, to tender your Shares to the Purchaser in the Offer. There will be no guaranteed delivery tender procedures in connection with the Offer. See Section 1—“Terms of the Offer” and Section 3—“Procedure for Tendering Shares.”

Can the Offer be extended and under what circumstances?

Our ability to extend the Offer is subject to the terms of the Merger Agreement and applicable law. If on the expiration date of the Offer any of the conditions to the Offer have not been satisfied or waived, we are required to extend the Offer for successive periods of up to 10 business days each to permit the satisfaction of the conditions, or for such longer period as we may agree with Ocata to permit the satisfaction of the conditions of the Offer. In addition, we have agreed to extend the Offer for any period or periods required by applicable law or applicable rules, regulations, interpretations or positions of the U.S. Securities and Exchange Commission (the “SEC”) or its staff, provided that we shall not in any event be required to extend the Offer beyond the Outside Date (as defined in Section 13—“Merger Agreement”).

How will I be notified if the Offer is extended?

If we extend the Offer, we will inform Citibank, N.A., the Depositary for the Offer, and notify you by making a public announcement of the extension before 9:00 a.m., New York City time, on the business day after the day on which the Offer was scheduled to expire. See Section 1—“Terms of the Offer.”

How do I tender my Shares?

To tender your Shares held as physical certificates, you must deliver the certificates representing your Shares, together with a properly completed Letter of Transmittal, to the Depositary for the Offer, before the Offer expires.

If your Shares are held in street name, your Shares can be tendered on your behalf by your nominee. See Section 3—“Procedure for Tendering Shares.”

Can holders of vested stock options or restricted stock units participate in the tender offer?

The Offer is only for Shares and not for any options to acquire Shares or restricted stock units.

If you hold vested but unexercised stock options, and you wish to participate in the Offer, you must exercise your stock options in accordance with the terms of the applicable stock option plan and tender the Shares received upon exercise into the Offer. If you hold unvested restricted stock units, you may only tender the Shares you receive upon the vesting of your restricted stock units pursuant to their terms. See Section 3—“Procedure for Tendering Shares.”

Each option that is outstanding and unexercised immediately before the effective time of the Merger will be canceled in exchange for a cash payment equal to the amount by which the Offer Price exceeds the per share exercise price of such option (except for options for which the exercise price is greater than or equal to the Offer Price, which will be canceled for no consideration) multiplied by the number of Shares subject to such options, subject to applicable tax withholding. Each restricted stock unit that is outstanding immediately before the effective time of the Merger will be canceled in exchange for a cash payment equal to the Offer Price for each Share subject to such restricted stock unit. See Section 13—“The Merger Agreement; Other Agreements.”

Can holders of vested warrants participate in the tender offer?

The Offer is only for Shares and not for any warrants to acquire Shares.

If you hold any of the Common Stock Purchase Warrants issued on June 22, 2015 and the Merger is consummated, Ocata will purchase each such warrant and pay in exchange therefor, no later than ten days following consummation of the Merger, an amount in cash equal to the value of each such warrant as determined in accordance with the Black Scholes option pricing model, plus additional cash consideration, all as set forth in each such warrant.

If you hold any warrants other than the Common Stock Purchase Warrants issued on June 22, 2015 and you wish to participate in the Offer, you must exercise such warrants in accordance with the terms of the applicable warrant agreement and tender the Shares received upon exercise into the Offer. Each such warrant that is not so exercised and remains outstanding will be canceled upon consummation of the Merger, and Ocata will pay in exchange therefor an amount in cash equal to the Offer Price, minus the applicable exercise price per Share of such warrants. If such exercise price per Share equals or exceeds the Offer Price, the Company shall not be required to make any payments in respect of the cancelation of such warrants.

See Section 3—“Procedure for Tendering Shares” and Section 13—“The Merger Agreement; Other Agreements.”

If I accept the Offer, how will I get paid?

If the conditions are satisfied and we accept your validly tendered Shares for payment, payment will be made by deposit of the aggregate purchase price for the Shares accepted in the Offer with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments from the Purchaser and transmitting payments subject to any withholding required by applicable law, to tendering stockholders whose Shares have been accepted for payment. See Section 2—“Acceptance for Payment and Payment for Shares” and Section 3—“Procedure for Tendering Shares.”

How do I withdraw previously tendered Shares?

To withdraw your Shares, you must deliver to the Depositary a written notice of withdrawal, or a manually signed facsimile of one, with the required information while you still have the right to withdraw the Shares. See Section 4—“Withdrawal Rights.”

Until what time may I withdraw Shares that I have tendered?

If you tender your Shares, you may withdraw them at any time until the Offer has expired. See Section 1—“Terms of the Offer” and Section 4—“Withdrawal Rights.”

If the Offer is completed, will Ocata continue as a public company?

If the Offer is completed, we will complete the Merger pursuant to Section 251(h) of the DGCL as soon as practicable following our acceptance for payment of Shares in the Offer. After completion of the Merger, Astellas will own all of the outstanding capital stock of Ocata, and Ocata will no longer be a public company. See Section 7—“Effect of the Offer on the Market for the Shares; NASDAQ Listing; Exchange Act Registration; Margin Regulations.”

Will the Offer be followed by a Merger if all Shares are not tendered in the Offer?

The Minimum Condition requires that we acquire a number of Shares, that, when counted together with Shares (if any) owned by Astellas and its controlled affiliates, equals at least a majority of the sum of the Shares issued and outstanding at the expiration date of the Offer and the Shares issuable by Ocata upon the vesting (including vesting solely as a result of the consummation of the Offer), conversion, settlement or exercise of all then outstanding warrants, options, benefit plans, obligations, securities or rights convertible or exchangeable into Shares. We will complete the Merger without a vote of the stockholders of Ocata pursuant to Section 251(h) of the DGCL as soon as practicable following our acceptance for payment of Shares tendered into the Offer. Pursuant to the Merger Agreement, if the Minimum Condition is not satisfied, we are not required (nor are we permitted) to accept the Shares for purchase in the Offer, and we will not consummate the Merger.

If I decide not to tender, how will the Offer affect my Shares?

If you do not tender your Shares in the Offer and the Merger takes place, your Shares will be canceled. Unless you exercise appraisal rights under Delaware law, you will receive the same amount of cash per Share that you would have received had you tendered your Shares in the Offer. Accordingly, if the Merger takes place, the difference to you between tendering your Shares and not tendering your Shares in the Offer is that if you tender your Shares in the Offer, you will be paid earlier and you will not have appraisal rights under Delaware law. If the Merger does not close immediately after the Offer closes, the number of stockholders and number of Shares that are still in the hands of the public may be so small that there may no longer be a public trading market for the Shares. In addition, if the Shares no longer meet the guidelines for continued listing on NASDAQ as a result of the purchase of Shares in the Offer, the listing of the Shares on NASDAQ may be discontinued, and the Shares may not be eligible for listing on any other market or securities exchange. In addition, Ocata may also cease making filings with the SEC or otherwise no longer be required to comply with the SEC rules relating to publicly-held companies.

What are the U.S. federal income tax consequences of participating in the offer?

In general, if you are a U.S. holder of Shares, the sale of Shares pursuant to the Offer will be a taxable transaction to you. For U.S. federal income tax purposes, your receipt of cash in exchange for your Shares generally will cause you to recognize a gain or loss measured by the difference, if any, between the cash you receive in the Offer and your adjusted tax basis in your Shares. If you are a non-U.S. holder of Shares, you generally will not be subject to U.S. federal income tax on the sale of Shares pursuant to the Offer unless you have certain connections to the United States. Applicable law may require tax to be withheld from the proceeds of sale of Shares by certain holders. You should consult your tax advisor about the tax consequences to you of participating in the Offer in light of your particular circumstances. Section 5—“Material U.S. Federal Income Tax Consequences.”

Who can I talk to if I have questions about the Offer?

You may call Georgeson Inc., the information agent for the Offer, at (866) 278-8941 (toll free). See the back cover of this Offer to Purchase for additional information on how to contact our information agent.

To the Holders of Ocata Shares:

INTRODUCTION

Laurel Acquisition Inc., a Delaware corporation (the “Purchaser”) and an indirect wholly-owned subsidiary of Astellas Pharma Inc. (“Astellas”), is making an offer to purchase all issued and outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Ocata at a price of $8.50 per Share, net to the seller in cash, without interest (the “Offer Price”), subject to any withholding of taxes required by applicable law, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of November 10, 2015 (the “Merger Agreement”), by and among Astellas, the Purchaser and Ocata. Pursuant to the Merger Agreement, after the completion of the Offer and the satisfaction or waiver of all of the conditions to the Merger (as defined below), the Purchaser will be merged with and into Ocata as soon as practicable without a vote of the stockholders of Ocata in accordance with Section 251(h) of the General Corporation Law of the State of Delaware, as amended (the “DGCL”), with Ocata surviving the Merger as an indirect wholly-owned subsidiary of Astellas (the “Merger”). At the effective time of the Merger, each Share then outstanding (other than Shares accepted for payment in the Offer and Shares owned by Ocata’s stockholders who are entitled to and properly exercise appraisal rights under Delaware law) will be converted into the right to receive the Offer Price, subject to any withholding of taxes required by applicable law.

The board of directors of Ocata unanimously: (i) determined that the transactions contemplated by the Merger Agreement, including the Offer and the Merger, are advisable and in the best interests of Ocata and its stockholders, (ii) approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, (iii) resolved that the Merger shall be effected as soon as practicable following the acceptance for payment of Shares in the Offer without a vote of Ocata’s stockholders pursuant to Section 251(h) of the DGCL, and (iv) determined to recommend that Ocata’s stockholders accept the Offer and tender their Shares into the Offer.

There is no financing condition to the Offer. The Offer is conditioned on there being validly tendered in the Offer and not validly withdrawn before the expiration of the Offer, a number of Shares that, together with Shares, if any, owned by the Astellas and its controlled affiliates equals at least a majority of the sum of the Shares issued and outstanding at the expiration of the Offer and the Shares that Ocata may be required to issue upon vesting (including vesting solely as a result of consummation of the Offer), conversion, settlement or exercise of all then outstanding warrants, options, benefit plans, obligations, securities or rights convertible or exchangeable into Shares (the “Minimum Condition”). The Offer is also subject to the satisfaction of other conditions described in this Offer to Purchase, including the waiting period under the Hart-Scott-Rodino Antitrust Improvement Act of 1976, as amended (the “HSR Condition”), having expired or terminated and that the Merger Agreement has not been terminated in accordance with its terms.

Ocata has informed the Purchaser that, as of the close of business on November 18, 2015, (i) 42,300,462 Shares were issued and outstanding and (ii) 5,668,250 Shares were issuable upon vesting, conversion or exercise of other outstanding securities of Ocata (including stock options, restricted stock units and warrants). Based upon the foregoing, as of the close of business on November 18, 2015, the Minimum Condition would be satisfied if 23,984,357 Shares were validly tendered and not properly withdrawn in the Offer. If the Minimum Condition is satisfied and the Purchaser accepts for payment the Shares tendered in the Offer, the Merger will be effected, without a vote of Ocata’s stockholders, pursuant to Section 251(h) of the DGCL. See Section 12—“Purpose of the Offer; Plans for Ocata; Other Matters” and Section 13—“The Merger Agreement; Other Agreements.”

Concurrent with the execution and delivery of the Merger Agreement, on November 10, 2015, each director and executive officer of Ocata entered into a support agreement (the “Support Agreement”) with Astellas and the Purchaser, dated November 10, 2015, which requires, among other things, that such stockholder tender his or her

Shares in the Offer. These stockholders may only withdraw their Shares from the Offer if the Merger Agreement is terminated prior to the acceptance for payment of Shares in the Offer. Pursuant to these support agreements, Ocata’s directors and executive officers collectively agreed to tender 712,524 Shares, or approximately 1.7% of the sum of the Shares outstanding on November 10, 2015, and the Shares issuable upon vesting, conversion or exercise of other outstanding securities of Ocata. See Section 13—“The Merger Agreement; Other Agreements.”

Certain material U.S. federal income tax consequences of the sale of Shares pursuant to the Offer and the Merger are described in Section 5—“Material U.S. Federal Income Tax Consequences.”

The Offer is made only for Shares and is not made for any options to acquire Shares, restricted stock units or warrants. Holders of vested but unexercised options to purchase Shares may exercise such options in accordance with the terms of the applicable option plan and tender some or all of the Shares issued upon such exercise. The tax consequences to holders of options of exercising those securities are not described under Section 5—“Material U.S. Federal Income Tax Consequences.” Holders of options should consult their tax advisors for advice with respect to potential income tax consequences to them in connection with the decision to exercise or not exercise their options. Holders of restricted stock units may not tender their restricted stock units or underlying Shares unless and until such restricted stock units vest, at which time the holder may tender the Shares issued pursuant to the restricted stock unit. Holders of warrants may exercise such warrants only in accordance with and to the extent permissible by the terms of the applicable warrant agreements and tender some or all of the Shares issued upon such exercise. The tax consequences to holders of warrants exercising those securities are not described under Section 5—“Material U.S. Federal Income Tax Consequences.” Holders of warrants should consult their tax advisors for advice with respect to potential income tax consequences to them in connection with the decision to exercise or not exercise their warrants. Tendering stockholders whose Shares are registered in their own names and who tender directly to the Depositary (as defined below) will not be obligated to pay brokerage fees or commissions or, except as set forth in Instruction 6 of the Letter of Transmittal, transfer taxes on the sale of Shares in the Offer. The Purchaser will pay all fees and expenses incurred in connection with the Offer by Citibank, N.A., which is acting as the depositary for the Offer (the “Depositary”), and Georgeson Inc., which is acting as the information agent for the Offer (the “Information Agent”). See Section 16—“Fees and Expenses.”

THIS OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION AND SHOULD BE READ IN THEIR ENTIRETY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER.

THE OFFER

1. Terms of the Offer

Upon the terms and subject to the conditions of the Offer, the Purchaser will accept for payment (which we refer to herein as the “Acceptance Time”) and pay the Offer Price, subject to any withholding of taxes required by applicable law, for all Shares validly tendered before the Expiration Date and not properly withdrawn in accordance with Section 4—“Withdrawal Rights.” The term “Expiration Date” means 12:00 midnight, New York City time, at the end of the day on December 17, 2015, unless and until, in accordance with the terms of the Merger Agreement and applicable law, the Purchaser extends the period of time that the Offer is open, in which case the term “Expiration Date” means the latest time and date at which the Offer, as so extended by the Purchaser, expires.

Subject to the terms of the Merger Agreement and applicable law, the Purchaser may be required to extend the Offer by giving oral or written notice of the extension to the Depositary and publicly announcing such extension by issuing a press release no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. The Purchaser (i) is required by the Merger Agreement to extend the Offer to the extent required by applicable law or applicable rules, regulations, interpretations or positions of the SEC or its staff; and (ii) is required to extend the Offer for one or more consecutive periods of up to 10 business days each (or for longer periods as may be agreed between Ocata and Astellas) until, and including, the Outside Date (as defined in Section 13—“Merger Agreement”), if at the Expiration Date any of the conditions of the Offer have not been satisfied or waived by Astellas or Purchaser as permitted by the Merger Agreement.

Under no circumstances will interest be paid on the Offer Price for tendered Shares, regardless of any extension of the Offer or any delay in paying for the Shares.

If, at the Expiration Date, all of the conditions of the Offer have been satisfied or waived, we will accept for payment and promptly pay for Shares tendered to the Purchaser and not validly withdrawn in the Offer. Subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, Astellas, the Purchaser and Ocata will cause the Merger to become effective as soon as practicable after the Acceptance Time, without a vote of the stockholders of Ocata, in accordance with Section 251(h) of the DGCL.

There is no financing condition to the Offer. The Offer is conditioned on there being validly tendered in the Offer and not validly withdrawn before the expiration of the Offer, a number of Shares that, together with Shares, if any, owned by Astellas and its controlled affiliates, equals at least a majority of the sum of the Shares issued and outstanding at the expiration of the Offer and the Shares that Ocata may be required to issue upon vesting (including vesting solely as a result of consummation of the Offer), conversion, settlement or exercise of all then outstanding warrants, options, benefit plans, obligations, securities or rights convertible or exchangeable into Shares. The Offer is also subject to the satisfaction of other conditions, including the HSR Condition, and the satisfaction of the other conditions to the Offer described in this Offer to Purchase in Section 14—“Conditions of the Offer.”

Subject to the terms of the Merger Agreement, we may, at any time and from time to time before the Expiration Date, increase the Offer Price or make any other changes to the terms and conditions of the Offer, or waive any condition to the Offer, except that, without the prior written consent of Ocata, we may not:

•	decrease the Offer Price;

•	change the form of consideration payable in the Offer;

•	decrease the maximum number of Shares subject to or sought to be purchased in the Offer;

•	waive, modify or amend the Minimum Condition;

•	amend any other term of the Offer in a manner materially adverse to Ocata’s stockholders;

•	impose conditions to the Offer in addition to the conditions described in Section 14—“Conditions of the Offer”;

•	except as required or permitted by the Merger Agreement, extend or otherwise change the Expiration Date; or

•	otherwise amend any of the other terms of the Offer in a manner materially adverse to Ocata’s stockholders.

Subject to the Purchaser’s obligations to extend the Offer as described above, if by the Expiration Date, any of the conditions of the Offer have not been satisfied or waived, the Purchaser may, subject to the terms of the Merger Agreement and the applicable rules, regulations, interpretations or positions of the SEC or its staff:

•	terminate the Offer, not accept for payment or pay for any Shares and promptly return all tendered Shares to tendering stockholders;

•	waive, to the extent permitted by applicable law, any of the unsatisfied conditions of the Offer (other than the Minimum Condition) and, subject to complying with the rules, regulations, interpretations or positions of the SEC or its staff applicable to the Offer, accept for payment and pay for all Shares validly tendered and not properly withdrawn before the Expiration Date;

•	extend the Offer and, subject to the right of stockholders to withdraw Shares until the Expiration Date, retain the Shares that have been tendered during the period or periods for which the Offer is open or extended; or

•	amend certain provisions or make certain modifications to the Offer.

If the Purchaser extends the Offer, or if the Purchaser is delayed in its payment for tendered Shares or is unable to pay for tendered Shares in the Offer for any reason, then, without prejudice to the Purchaser’s rights under the Offer and subject to applicable law and the rules, regulations, interpretations and positions of the SEC, the Depositary may retain tendered Shares on behalf of the Purchaser, and such Shares may not be withdrawn except to the extent tendering stockholders are entitled to withdrawal rights as described in Section 4—“Withdrawal Rights.” The ability of the Purchaser to delay payment for Shares that the Purchaser has accepted for payment is limited by Rule 14e-1(c) under the Securities Exchange Act of 1934 (the “Exchange Act”), which requires that a bidder pay the consideration offered or return the securities deposited promptly after the termination or withdrawal of the Offer.

Any extension, amendment or termination of the Offer will be followed as promptly as practicable by public announcement consistent with the requirements of the SEC. Any public announcement of an extension of the Offer will be issued no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date, subject to applicable law (including Rules 14d-4(d) and 14d-6(c) under the Exchange Act, which require that material changes to the Offer be promptly disseminated to Ocata’s stockholders). Without limiting the obligation of the Purchaser under these rules or the manner in which the Purchaser may choose to make any public announcement, the Purchaser currently intends to make announcements by issuing a press release.

If the Purchaser makes a material change in the terms of the Offer or the information concerning the Offer or waives a material condition of the Offer, the Purchaser will file an amendment to the Tender Offer Statement filed with the SEC on Schedule TO with respect to the Offer, disseminate additional tender offer materials and extend the Offer to the extent required by Rules 14d-4(c), 14d-6(d) and 14e-1 under the Exchange Act. The minimum period during which the Offer must remain open following material changes in the terms of the Offer or information concerning the Offer, other than a change in price or a change in percentage of securities sought, will depend upon the facts and circumstances, including the materiality of the changed terms or information. We understand the SEC’s view is that an offer should remain open for a minimum of five business days from the date a material change is first published, sent or given to security holders. A change in price or a change in percentage of securities sought, or any material changes made with respect to information not materially less significant than price or percentage of securities sought, generally requires that an offer remain open for a minimum of 10 business days from the date the change is first published, sent or given to security holders. The requirement to extend an offer does not apply to the extent that the number of business days remaining between the occurrence of the change and the Expiration Date equals or exceeds the minimum extension period that would be required because of such change. As used in this Offer to Purchase, “business day” has the meaning set forth in Rule 14d-1(g)(3) under the Exchange Act.

Ocata has agreed to provide the Purchaser with Ocata’s stockholder lists and security position listings for the purpose of disseminating this Offer to Purchase (and related documents) to holders of Shares. This Offer to Purchase and the related Letter of Transmittal will be mailed by or on behalf of the Purchaser to record holders of Shares and will be furnished by or on behalf of the Purchaser to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder lists or, if applicable, who are listed as participants in a clearing agency’s security position listing, for subsequent transmittal to beneficial owners of Shares.

2. Acceptance for Payment and Payment for Shares

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment) and provided that the Offer has not been terminated as described in Section 1—“Terms of the Offer,” the Purchaser will accept for payment and pay for all Shares validly tendered before the Expiration Date and not properly withdrawn in accordance with Section 4—“Withdrawal Rights,” promptly on or after the Expiration Date (and in any event within three business days (calculated as set forth in Rule 14d-1(g)(3) under the Exchange Act) of the Expiration Date). For a description of our rights and obligations to extend or terminate the Offer and not accept for payment or pay for Shares, or to delay acceptance for payment or payment for Shares, see Section 1—“Terms of the Offer.”

In all cases, payment for Shares accepted for payment in the Offer will be made only after timely receipt by the Depositary of:

•	the certificates for the Shares, together with a Letter of Transmittal (or a manually signed facsimile), properly completed and duly executed, with any required signature guarantees; or

•	in the case of a transfer effected under the book-entry transfer procedures described in Section 3—“Procedure for Tendering Shares,” a Book-Entry Confirmation and either a Letter of Transmittal (or a manually signed facsimile), properly completed and duly executed, with any required signature guarantees, or an Agent’s Message as described in Section 3—“Procedure for Tendering Shares”; and

•	any other documents required by the Letter of Transmittal.

The Offer Price paid to any holder of Shares for Shares tendered in the Offer will be the highest per Share consideration paid to any other holder of Shares for Shares tendered in the Offer.

For purposes of the Offer, the Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered to the Purchaser and not properly withdrawn as, if and when the Purchaser gives oral or written notice to the Depositary of the Purchaser’s acceptance for payment of the Shares in the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment in the Offer will be made by deposit of the Offer Price therefor with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payment from the Purchaser and transmitting payment to tendering stockholders. Upon the deposit of funds with the Depositary for the purpose of making payments to tendering stockholders, the Purchaser’s obligation to make such payment shall be satisfied, and tendering stockholders must thereafter look solely to the Depositary for payment of amounts owed to them by reason of the acceptance for payment of Shares in the Offer. Under no circumstances will interest be paid on the Offer Price by the Purchaser for the Shares, regardless of any extension of the Offer or any delay in making payment.

If any tendered Shares are not accepted for payment for any reason, certificates representing unpurchased Shares will be returned, without expense, to the tendering stockholder (or, in the case of Shares delivered by book-entry transfer into the Depositary’s account at the Book-Entry Transfer Facility, the Depositary will notify the Book-Entry Transfer Facility of the Purchaser’s decision not to accept the Shares, and the Shares will be credited to an account maintained at the Book-Entry Transfer Facility), promptly after the expiration or termination of the Offer.

If the Purchaser is delayed in its acceptance for payment or payment for Shares or is unable to accept for payment or pay for Shares in the Offer, then, without prejudice to the Purchaser’s rights under the Offer (but subject to compliance with Rule 14e-1(c) under the Exchange Act) the Depositary may, nevertheless, on behalf of the Purchaser, retain tendered Shares, and the Shares may not be withdrawn except to the extent tendering stockholders are entitled to do so as described in Section 4—“Withdrawal Rights.”

The Purchaser reserves the right to transfer or assign its rights and obligations under the Merger Agreement, including the right to purchase Shares tendered in the Offer, to one or more affiliates of Astellas or of the Purchaser, but any such transfer or assignment will not relieve Astellas or the Purchaser of its obligations under the Offer and will in no way prejudice the rights of tendering stockholders to receive payment for Shares validly tendered and accepted for payment in the Offer.

3. Procedure for Tendering Shares

Valid Tender. A stockholder must follow one of the following procedures to validly tender Shares in the Offer:

•	for Shares held as physical certificates, the certificates for tendered Shares, a Letter of Transmittal (or a manually signed facsimile), properly completed and duly executed, with any required signature guarantees, and any other documents required by the Letter of Transmittal, must be received by the Depositary at its address set forth on the back cover of this Offer to Purchase before the Expiration Date; or

•	for Shares held in book-entry form, either a Letter of Transmittal (or a manually signed facsimile), properly completed and duly executed, with any required signature guarantees, or, if applicable, an Agent’s Message, and any other required documents, must be received by the Depositary at its address set forth on the back cover of this Offer to Purchase, and such Shares must be delivered according to the book-entry transfer procedures described below under “—Book-Entry Transfer of Shares Held Through the Book-Entry Transfer Facility” and a Book-Entry Confirmation (as defined below) must be received by the Depositary, in each case before the Expiration Date.

There will be no guaranteed delivery tender procedures in connection with the Offer.

Book-Entry Transfer of Shares Held Through the Book-Entry Transfer Facility. The Depositary has agreed to establish an account or accounts with respect to the Shares at the Book-Entry Transfer Facility for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the Book-Entry Transfer Facility’s systems may make book-entry delivery of Shares by causing the Book-Entry Transfer Facility to transfer the Shares into the Depositary’s account in accordance with the Book-Entry Transfer Facility’s procedure for such transfer. However, although delivery of Shares may be effected through book-entry transfer into the Depositary’s account at the Book-Entry Transfer Facility, the properly completed and duly executed Letter of Transmittal (or a manually signed facsimile), with any required signature guarantees, or an Agent’s Message in lieu of the Letter of Transmittal, and any other required documents must, in any case, be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase before the Expiration Date for a valid tender of Shares by book-entry transfer. The confirmation of a book-entry transfer of Shares into the Depositary’s account at the Book-Entry Transfer Facility as described above is referred to in this Offer to Purchase as a “Book-Entry Confirmation.”

The method of delivery of Shares, the Letter of Transmittal and all other required documents, including delivery through the Book-Entry Transfer Facility, is at the election and risk of the tendering stockholder. Shares will be deemed delivered only when actually received by the Depositary (including, in the case of a Book-Entry Transfer, by Book-Entry Confirmation). If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

The term “Agent’s Message” means a message, transmitted through electronic means by the Book-Entry Transfer Facility in accordance with the normal procedures of the Book-Entry Transfer Facility and the Depositary to, and received by, the Depositary and forming a part of a Book-Entry Confirmation, which states that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the Shares that are the subject of Book-Entry Confirmation that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that the Purchaser may enforce such agreement against the participant. The term “Agent’s Message” also includes any hard copy printout evidencing such message generated by a computer terminal maintained at the Depositary’s office. Delivery of documents to the Book-Entry Transfer Facility in accordance with the Book-Entry Transfer Facility’s procedures does not constitute delivery to the Depositary.

Signature Guarantees for Shares. No signature guarantee is required on the Letter of Transmittal, if:

•	the Letter of Transmittal is signed by the registered holder(s) (which term, for purposes of this Section 3 includes any participant in the Book-Entry Transfer Facility’s systems whose name appears on a security position listing as the owner of the Shares) of Shares tendered therewith, and such registered holder has not completed either the box entitled “Special Delivery Instructions” or the box entitled “Special Payment Instructions” on the Letter of Transmittal; or

•	Shares are tendered for the account of a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a participant in the Security Transfer Agent Medallion Signature Program or other “eligible guarantor institution,” as such term is defined in Rule 17Ad-15 under the Exchange Act (each, an “Eligible Institution” and, collectively, “Eligible Institutions”).

In all other cases, all signatures on the Letter of Transmittal must be guaranteed by an Eligible Institution. If a Share certificate is registered in the name of a person other than the signer of the Letter of Transmittal, or if payment is to be made, or a Share certificate not tendered or not accepted for payment is to be returned, to a person other than the registered holder of the certificates surrendered, then the tendered Share certificate must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name or names of the registered holders appear on the Share certificate, with the signature or signatures on the certificates or stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See Instructions 1 and 5 to the Letter of Transmittal.

Other Requirements. Payment for Shares accepted for payment in the Offer will be made only after timely receipt by the Depositary of:

•	Share certificates (or a timely Book-Entry Confirmation);

•	a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile), with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of a Letter of Transmittal); and

•	any other documents required by the Letter of Transmittal.

Accordingly, tendering stockholders may be paid at different times depending upon when the proper documents are received by the Depositary. Under no circumstances will interest be paid on the Offer Price for the Shares, regardless of any extension of the Offer or any delay in making payment.

Appointment as Proxy. By executing the Letter of Transmittal (or a facsimile thereof or, in the case of a book-entry transfer, an Agent’s Message in lieu of a Letter of Transmittal), the tendering stockholder will irrevocably appoint the designees of the Purchaser as such stockholder’s agents and attorneys-in-fact and proxies in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of such stockholder’s rights with respect to the Shares tendered by such stockholder and accepted for payment by the Purchaser (and with respect to any and all other securities or rights issued or issuable in respect of such Shares on or after the date of this Offer to Purchase). All such proxies will be considered irrevocable and coupled with an interest in the tendered Shares. This appointment is effective when, and only to the extent that, the Purchaser accepts for payment Shares tendered by such stockholder as provided herein. Upon the effectiveness of such appointment, all prior powers of attorney, proxies and consents given by such stockholder with respect to such Shares or other securities or rights will, to the fullest extent permitted by law, without further action, be revoked and no subsequent powers of attorney, proxies, consents or revocations may be given by such stockholder (and, if given, will not be deemed effective). When the appointment of the proxy becomes effective, the designees of the Purchaser will thereby be empowered to exercise all voting and other rights with respect to such Shares and other securities or rights, including, without limitation, to the extent permitted by applicable law and Ocata’s certificate of incorporation and bylaws, at any annual, special or adjourned meeting of Ocata’s stockholders, actions by written consent in lieu of any such meeting or otherwise, as they in their sole discretion deem proper. The Purchaser reserves the right to require that, for Shares to be deemed validly tendered, immediately upon the Purchaser’s acceptance for payment of such Shares, the Purchaser must be able to exercise full voting, consent and other rights with respect to such Shares and other related securities or rights, including voting at any meeting of stockholders.

Options. The Offer is made only for Shares and is not made for any options to acquire Shares. Holders of vested but unexercised options to purchase Shares may participate in the Offer only if they first exercise their options in accordance with and subject to the terms of the applicable option plan and tender some or all of the Shares issued upon such exercise. Any such exercise should be completed sufficiently in advance of the Expiration Date to ensure that the holder will have sufficient time to comply with the procedures for tendering Shares described in this Section 3.

Restricted Stock Units. The Offer is made only for Shares and is not made for restricted stock units. Holders of unvested restricted stock units may only tender the Shares received upon the vesting of restricted stock units pursuant to their terms. Each restricted stock unit that is outstanding immediately before the effective time of the Merger will be canceled in exchange for a cash payment equal to the Offer Price for each Share subject to such restricted stock unit.

Warrants. The Offer is made only for Shares and is not made for any warrants to acquire Shares. Holders of the Common Stock Purchase Warrants issued on June 22, 2015, may not participate in the Offer, but, if the Offer is successfully completed and the Merger is consummated, Ocata will purchase each such warrant and pay in exchange therefor, no later than ten days following consummation of the Merger, an amount in cash equal to the value of each such warrant as determined in accordance with the Black Scholes option pricing model, plus additional cash consideration, all as set forth in each such warrant. Holders of any other warrants to purchase Shares may participate in the Offer only if they first exercise their warrants in accordance with and subject to the terms of the applicable warrant agreement and tender some or all of the Shares issued upon such exercise (and each such warrant that is not so exercised and remains outstanding will be canceled upon consummation of the Merger, and Ocata will pay in exchange therefor an amount in cash equal to the Offer Price, minus the applicable exercise price per Share of such warrants. If such exercise price per Share equals or exceeds the Offer Price, the Company shall not be required to make any payments in respect of the cancelation of such warrants.). Any such exercise should be completed sufficiently in advance of the Expiration Date to ensure that the holder will have sufficient time to comply with the procedures for tendering Shares described in this Section 3. See Section 13—“The Merger Agreement; Other Agreements.”

Determination of Validity. All questions as to the validity, form, eligibility (including time of receipt) and acceptance of any tender of Shares, including questions as to the proper completion or execution of any Letter of

Transmittal (or facsimile thereof), or other required documents and as to the proper form for transfer of any certificate of Shares, will be resolved by the Purchaser. The Purchaser reserves the right to reject any or all tenders determined not to be in proper or complete form or to waive any irregularities or conditions. No tender of Shares will be deemed to have been validly made until all defects or irregularities relating thereto have been cured or waived. None of the Purchaser, Astellas, the Depositary, the Information Agent, Ocata or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. No alternative, conditional or contingent tenders will be accepted, and no fractional Shares will be purchased.

Backup Withholding. To avoid backup withholding of U.S. federal income tax on payments for Shares made in the Offer or the Merger, (1) each tendering U.S. holder should complete and return the IRS Form W-9 included in the Letter of Transmittal and (2) each tendering non-U.S. holders should complete and submit the applicable IRS Form W-8, which can be obtained from the Depositary or at www.irs.gov. For an explanation of the terms “U.S. holder” and “non-U.S. holder” and a more detailed discussion of backup withholding, see Section 5—“Material U.S. Federal Income Tax Consequences.”

Tender Constitutes Binding Agreement. The Purchaser’s acceptance for payment of Shares validly tendered according to any of the procedures described above and in the Instructions to the Letter of Transmittal will constitute a binding agreement between the tendering stockholder and the Purchaser upon the terms and subject to the conditions of the Offer (and if the Offer is extended or amended, the terms and conditions of such extension or amendment).

4. Withdrawal Rights

Except as provided in this Section 4, or as provided by applicable law, tenders of Shares are irrevocable.

Shares tendered in the Offer may be withdrawn according to the procedures set forth below at any time before the Expiration Date. In addition, pursuant to Section 14(d)(5) of the Exchange Act, the Shares may be withdrawn at any time after January 18, 2016, which is the 60th day after the date of the Offer, unless prior to that date the Purchaser has accepted for payment the Shares tendered in the Offer.

For a withdrawal to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at its address set forth on the back cover of this Offer to Purchase and must specify the name of the person who tendered the Shares to be withdrawn, the number and type of Shares to be withdrawn and the name of the registered holder of the Shares to be withdrawn, if different from the name of the person who tendered the Shares. If certificates representing Shares have been delivered or otherwise identified to the Depositary, then, before the physical release of such certificates, the tendering stockholder must also submit the serial numbers shown on the particular certificates evidencing such Shares, and the signature on the notice of withdrawal must be guaranteed by an Eligible Institution. If Shares have been tendered according to the procedures for book-entry transfer of Shares held through the Book-Entry Transfer Facility as set forth in Section 3—“Procedure for Tendering Shares,” any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares and otherwise comply with the Book-Entry Transfer Facility’s procedures. Withdrawals of tendered Shares may not be rescinded, and any Shares properly withdrawn will no longer be considered validly tendered for purposes of the Offer. However, withdrawn Shares may be retendered by following one of the procedures described in Section 3—“Procedure for Tendering Shares” at any time before the Expiration Date.

All questions as to the validity, form and eligibility (including time of receipt) of notices of withdrawal will be resolved by the Purchaser. The Purchaser reserves the right to reject all notices of withdrawal determined not to be in proper or complete form or to waive any irregularities or conditions. No notice of withdrawal will be deemed to have been validly made until all defects or irregularities relating thereto have been cured or waived. None of the Purchaser, Astellas, the Depositary, the Information Agent, Ocata or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

The method for delivery of any documents related to a withdrawal is at the election and risk of the withdrawing stockholder. Any documents related to a withdrawal will be deemed delivered only when actually received by the Depositary. If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

5. Material U.S. Federal Income Tax Consequences

The following discussion is a summary of the material U.S. federal income tax consequences of the disposition of the Shares in the Offer and the Merger. This discussion does not purport to be a complete analysis of all potential U.S. federal income tax considerations or consequences and does not address the alternative minimum tax. In addition, the effects of other U.S. federal tax laws, such as estate and gift tax laws, and any applicable state, local or non-U.S. tax laws are not discussed. This discussion is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the Internal Revenue Service (the “IRS”), in each case in effect as of the date hereof. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect a holder of the Shares. There can be no assurance the IRS or a court will not take a contrary position to that discussed below regarding the tax consequences of the Offer and the Merger.

This discussion is limited to holders who hold the Shares as “capital assets” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax consequences relevant to a holder’s particular circumstances, including the impact of the Medicare contribution tax on net investment income. In addition, it does not address the U.S. federal income tax consequences to holders subject to special rules, including, without limitation:

•	U.S. expatriates and former citizens or long-term residents of the United States;

•	U.S. holders whose functional currency is not the U.S. dollar;

•	persons holding our Shares as part of a hedge, straddle or other risk reduction strategy or as part of a conversion transaction or other integrated investment;

•	banks, insurance companies, and other financial institutions;

•	brokers, dealers or traders in securities;

•	“controlled foreign corporations,” “passive foreign investment companies,” and corporations that accumulate earnings to avoid U.S. federal income tax;

•	“S corporations,” partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes (and investors therein);

•	real estate investment trusts and regulated investment companies;

•	tax-exempt organizations or governmental organizations;

•	persons deemed to sell our Shares under the constructive sale provisions of the Code;

•	persons who hold or receive our Shares pursuant to the exercise of any employee stock option or otherwise as compensation; and

•	tax-qualified retirement plans.

This discussion also does not address the U.S. federal income tax consequence to holders of Shares who exercise appraisal rights in connection with the Merger under the DGCL.

If an entity taxed as a partnership for U.S. federal income tax purposes holds Shares, the tax treatment of a partner in the partnership generally will depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Accordingly, partnerships holding Shares and partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences of the Offer and the Merger to them.

THIS DISCUSSION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT TAX ADVICE. HOLDERS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS, AS WELL AS ANY TAX CONSEQUENCES OF THE OFFER AND THE MERGER ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER ANY STATE, LOCAL OR NON-U.S. TAX LAWS OR UNDER ANY APPLICABLE INCOME TAX TREATY.

Tax Consequences to U.S. Holders

Definition of a U.S. Holder. For purposes of this discussion, a “U.S. holder” is any beneficial owner of Shares that for U.S. federal income tax purposes is or is treated as:

•	an individual who is a citizen or resident of the United States;

•	a corporation or entity treated as a corporation created or organized under the laws of the United States, any state thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•	a trust that (i) is subject to the primary supervision of a U.S. court and the control of one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code), or (ii) has a valid election in effect to be treated as a “United States person” for U.S. federal income tax purposes.

Disposition of Shares in the Offer and the Merger. A U.S. holder will recognize gain or loss on the disposition of its Shares in the Offer or the Merger. Gain or loss must be calculated separately for each block of Shares (that is, Shares acquired at the same cost in a single transaction) exchanged for cash in the Offer or the Merger. The amount of gain or loss realized with respect to each block of Shares generally will equal the difference between the amount of cash received for the Shares and the U.S. holder’s adjusted tax basis in the Shares. A U.S. holder’s adjusted tax basis in a Share generally will be equal to the amount the U.S. holder paid for the Share plus any additional capital contribution made to Ocata. Any gain or loss will be capital gain or loss, and will be long-term capital gain or loss if the U.S. holder has held the Share for more than one year at the effective time of Merger. Otherwise, such gain or loss will be short-term capital gain or loss. Long-term capital gains recognized by certain non-corporate U.S. holders, including individuals, generally will be taxable at a reduced rate. The deductibility of capital losses is subject to limitations.

Information Reporting and Backup Withholding. A U.S. holder may be subject to information reporting and backup withholding in connection with the disposition of Shares in the Offer or the Merger. Certain U.S. holders are exempt from backup withholding, including corporations and certain tax-exempt organizations. A U.S. holder will be subject to backup withholding if such holder is not otherwise exempt and such holder:

•	fails to furnish the holder’s taxpayer identification number, which for an individual is ordinarily his or her social security number;

•	furnishes an incorrect taxpayer identification number; or

•	fails to certify under penalties of perjury that the holder has furnished a correct taxpayer identification number.

If a U.S. Holder fails to provide the necessary information, payment received may be subject to backup withholding at a 28% rate. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a U.S. holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS. U.S. holders should consult their tax advisors regarding their qualification for an exemption from backup withholding and the procedures for obtaining such an exemption.

Tax Consequences to Non-U.S. Holders

Definition of a Non-U.S. Holder. For purposes of this discussion, a “non-U.S. holder” is a beneficial owner of Shares that is neither a U.S. holder nor an entity treated as a partnership for U.S. federal income tax purposes.

Disposition of Shares in the Offer and the Merger. A non-U.S. holder will not be subject to U.S. federal income tax on any gain recognized on the disposition of the Shares in the Offer or the Merger unless:

•	the gain is effectively connected with the non-U.S. holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the non-U.S. holder maintains a permanent establishment in the United States to which such gain is attributable);

•	the non-U.S. holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition and certain other requirements are met; or

•	Shares constitute U.S. real property interests (“USRPIs”) by reason of status as a U.S. real property holding corporation (“USRPHC”) for U.S. federal income tax purposes.

Gain described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis at the regular graduated rates. A non-U.S. holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower applicable treaty rate) on such effectively connected gain, as adjusted for certain items.

Gain described in the second bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower applicable treaty rate), which may be offset by U.S. source capital losses of the non-U.S. holder (even though the individual is not considered a resident of the United States), provided the non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses.

With respect to the third bullet point above, we believe Ocata is not currently a USRPHC. Because the determination of whether Ocata is a USRPHC depends on the fair market value of Ocata USRPIs relative to the fair market value of Ocata’s non-USRPIs and other business assets, there can be no assurance Ocata is not currently a USRPHC. Even if Ocata is a USRPHC, gain realized on the disposition of the Shares in the Offer or the Merger by a non-U.S. holder of the Shares will not be subject to U.S. federal income tax if the Shares are “regularly traded,” as defined by applicable Treasury Regulations, on an established securities market, and such non-U.S. holder owned, actually and constructively, 5% or less of the outstanding Shares throughout the shorter of the five-year period ending on the effective date of the Merger or the non-U.S. holder’s holding period. Non-U.S. holders owning (actually or constructively) more than 5% of the Shares should consult their own tax advisors regarding the U.S. federal income tax considerations of the Offer and the Merger.

Non-U.S. holders should also consult their tax advisors regarding potentially applicable income tax treaties that may provide for different rules.

Information Reporting and Backup Withholding. Payments made to non-U.S. holders in the Offer and the Merger may be subject to information reporting and backup withholding. Non-U.S. holders generally can avoid backup withholding and information reporting by providing the Depositary with the applicable and properly executed IRS Form W-8 certifying the holder’s non-U.S. status or by otherwise establishing an exemption. Copies of information returns that are filed with the IRS may also be made available under an applicable tax treaty or information exchange agreement to the tax authorities of the country in which the non-U.S. holder resides or is established.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a non-U.S. holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

6. Price Range of the Shares; Dividends on the Shares

The Shares are listed and traded on NASDAQ under the symbol “OCAT.” Ocata has informed the Purchaser that, as of the close of business on November 18, 2015, an aggregate 47,968,712 of Shares were issued and outstanding, or issuable upon vesting, conversion or exercise of other outstanding securities of Ocata (including stock options, restricted stock units and warrants). The following table sets forth, for each of the periods indicated, the high and low reported sales price for the Shares on NASDAQ, based on published financial sources.

	High	Low
Fiscal Year Ended December, 2013
First Quarter	$9.81	$5.57
Second Quarter	$9.40	$6.21
Third Quarter	$8.00	$5.55
Fourth Quarter	$7.30	$5.30
Fiscal Year Ending December 31, 2014
First Quarter	$10.30	$5.70
Second Quarter	$8.30	$4.95
Third Quarter	$12.73	$6.01
Fourth Quarter	$9.45	$5.85
Fiscal Year Ending December 31, 2015
First Quarter	$8.39	$5.90
Second Quarter	$7.52	$4.88
Third Quarter	$5.32	$3.06
Fourth Quarter (through November 18, 2015)	$8.47	$4.05

On November 9, 2015, the last full trading day before public announcement of the Merger Agreement, the closing price reported on NASDAQ was $4.46 per Share. On November 18, 2015, the last full trading day before the commencement of the Offer, the closing price reported on NASDAQ was $8.47 per Share. Stockholders are urged to obtain a current market quotation for the Shares.

As of the fiscal year ending December 31, 2014, Ocata had never declared or paid any cash dividends on its capital stock. The Merger Agreement provides that, without the Purchaser’s prior written consent, from the date of the Merger Agreement until the earlier to occur of the termination of the Merger Agreement and the effective time of the Merger, Ocata may not declare, set aside or pay any dividend or other distribution (whether payable in cash, stock or property) with respect to its capital stock, including the Shares. Accordingly, Ocata will not declare or pay any quarterly cash dividends during the pendency of the Merger Agreement. Ocata is not expected to declare or pay cash dividends after completion of the Offer.

7. Effect of the Offer on the Market for the Shares; NASDAQ Listing; Exchange Act Registration; Margin Regulations

Market for the Shares. If the Offer is successful, there will be no market for the Shares because the Purchaser intends to consummate the Merger as soon as practicable following the acceptance for payment of Shares in the Offer.

NASDAQ Listing. The Shares are currently listed on The NASDAQ Global Market (“NASDAQ”). Immediately following the completion of the Merger, the Shares will no longer meet the requirements for continued listing on NASDAQ because the only stockholder will be Astellas or its affiliates. NASDAQ requires, among other things, that any listed shares of common shares have at least 400 total stockholders. Immediately following the consummation of the Merger we intend and will cause the surviving corporation to delist the Shares from NASDAQ.

Exchange Act Registration. The Shares are currently registered under the Exchange Act. The purchase of the Shares in the Offer may result in the Shares becoming eligible for deregistration under the Exchange Act. Registration of the Shares may be terminated if the Shares are not listed on a national securities exchange and there are fewer than 300 record holders of Shares.

Termination of registration of the Shares under the Exchange Act would substantially reduce the information required to be furnished by Ocata to its stockholders and would make certain provisions of the Exchange Act no longer applicable to Ocata, such as the short-swing profit recovery provisions of Section 16(b), the requirement to furnish a proxy statement pursuant to Section 14(a) in connection with stockholders’ meetings and the related requirement to furnish an annual report to stockholders. Furthermore, the ability of “affiliates” of Ocata and persons holding “restricted securities” of Ocata to dispose of such securities pursuant to Rule 144 or Rule 144A promulgated under the Securities Act of 1933, as amended, could be impaired or eliminated. We expect Ocata will apply for termination of registration of the Shares under the Exchange Act as soon after the completion of the Offer as the requirements for such termination are met.

Margin Regulations. The Shares are currently “margin securities” under the Regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which has the effect, among other things, of allowing brokers to extend credit on the collateral of the Shares. Depending upon factors similar to those described above regarding the market for the Shares and stock quotations, it is possible that, following the Offer, the Shares would no longer constitute “margin securities” for the purposes of the margin regulations of the Federal Reserve Board and, therefore, could no longer be used as collateral for loans made by brokers.

8. Certain Information Concerning Ocata

Ocata. Ocata is a Delaware corporation. According to its Annual Report on Form 10-K for the year ended December 31, 2014 and other publicly available information, Ocata is a biotechnology company focused on the development of novel cell-based therapies. Ocata’s therapeutic area of focus is ophthalmology and its most advanced products are in clinical trials for the treatment of dry age-related macular degeneration and Stargardt’s macular degeneration. Ocata is also developing several pre-clinical cell therapies for the treatment of other ocular disorders. Additionally, Ocata has a number of pre-clinical stage assets in disease areas outside the field of ophthalmology, including autoimmune, inflammatory and wound healing-related disorders. The corporate headquarters and principal laboratory and manufacturing facilities are located in Marlborough, Massachusetts.

Ocata’s legal name as specified in its certificate of incorporation is Ocata Therapeutics, Inc. Ocata’s principal executive offices are located at 33 Locke Drive, Marlborough, Massachusetts, 01752. The telephone number of Ocata at that office is (508) 756-1212.

Available Information. Ocata is subject to the informational filing requirements of the Exchange Act and, in accordance therewith, is obligated to file reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. Information as of particular dates concerning Ocata’s directors and officers, their remuneration, options and restricted stock units granted to them, the principal holders of Ocata’s securities and any material interests of such persons in transactions with Ocata is required to be disclosed in proxy statements distributed to Ocata’s stockholders and filed with the SEC. Such reports, proxy statements and other information should be available for inspection at the public reference facilities of the SEC at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Copies of such information should be obtainable by mail, upon payment of the SEC’s customary charges, by writing to the SEC’s principal office at 100 F Street, N.E., Washington, D.C. 20549. The SEC also maintains a website at www.sec.gov that contains reports, proxy statements and other information relating to Ocata that has been filed via the EDGAR system.

9. Certain Information Concerning Astellas and the Purchaser

Astellas and the Purchaser. Astellas, one of the largest pharmaceutical companies in Japan is headquartered in Tokyo, and is dedicated to improving the health of people around the world through the provision of innovative and reliable pharmaceutical products. Astellas focuses on urology, oncology, immunology, nephrology and neuroscience as prioritized therapeutic areas while advancing new therapeutic areas and discovery research leveraging new technologies and modalities. For more information, please visit Astellas’ website at www.astellas.com/en. Astellas’ total net sales for the most recent fiscal year ended March 31, 2015 equaled ¥1,247,259,267,000 (approximately $10,140,319,244 (¥123=$1)). Astellas’ principal executive offices are located at 2-5-1, Nihonbashi-Honcho, Chuo-ku, Tokyo 103-8411, Japan. The telephone number of Astellas at such office is +(81)-3-3244-3000.

The Purchaser is a Delaware corporation that was formed in 2015 for the sole purpose of acquiring Ocata. Other than in connection with the Merger Agreement or the Offer, since its formation, the Purchaser has not commenced business operations. If the Purchaser accepts Shares for purchase in the Offer, the sole purpose of the Purchaser will be to complete the Offer and the Merger. The Purchaser is an indirect wholly-owned subsidiary of Astellas. Until immediately before the time the Purchaser accepts Shares for purchase in the Offer, it is not anticipated that the Purchaser will have any significant assets or liabilities or engage in any activities other than those incidental to the Offer and the Merger. The Purchaser’s legal name as specified in its certificate of incorporation is Laurel Acquisition Inc. The Purchaser’s principal executive offices are located at 1 Astellas Way, Northbrook, IL 60062. The telephone number of the Purchaser at that office is 1-800-888-7704.

Purchaser is a direct wholly-owned subsidiary of Astellas US Holding, Inc., a Delaware corporation (“Astellas US”), and Astellas US is a direct wholly-owned subsidiary of Astellas. Astellas US is a holding company through which Astellas owns its businesses that conduct operations in the United States. The principal offices of Astellas US are located at 1 Astellas Way, Northbrook, IL 60062. The telephone number of Astellas US’s principal offices is 1-800-888-7704.

The name, citizenship, business address, current principal occupation or employment and five-year employment history of each of the directors and executive officers of Astellas, the Purchaser and Astellas US are set forth in Schedule I hereto.

Except as described in this Offer to Purchase, (i) neither Astellas, the Purchaser, Astellas US, nor any of the persons or entities listed in Schedule I or any associate or other majority-owned subsidiary of Astellas, the Purchaser or Astellas US or of any of the persons so listed, beneficially owns or has a right to acquire any Shares or any other equity securities of Ocata and (ii) neither Astellas, the Purchaser, Astellas US, nor any of the persons or entities referred to in clause (i) above, has effected any transaction in the Shares or any other equity securities of Ocata during the past 60 days.

Except as set forth in this Offer to Purchase, neither Astellas, the Purchaser, Astellas US, nor any of the persons or entities listed on Schedule I to this Offer to Purchase, has had any business relationship or transaction with Ocata or any of its executive officers, directors or affiliates that is required to be reported under the rules and regulations of the SEC applicable to the Offer. Except as set forth in this Offer to Purchase, during the past two years there have been no negotiations, transactions or material contacts between Astellas or any of its subsidiaries (including the Purchaser) or any of the persons or entities listed in Schedule I to this Offer, on the one hand, and Ocata or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets. None of Astellas or the Purchaser or the persons or entities listed in Schedule I has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). None of Astellas, the Purchaser, Astellas US or the persons or entities listed in Schedule I has, during the past five years, been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Available Information. Pursuant to Rule 14d-3 under the Exchange Act, Astellas and the Purchaser have filed with the SEC a Tender Offer Statement on Schedule TO (the “Schedule TO”), of which this Offer to Purchase forms a part, and exhibits to the Schedule TO. The Schedule TO and the exhibits thereto, as well as other information filed by Astellas and the Purchaser with the SEC, may be inspected at the SEC’s public reference library at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Copies of such information should be obtainable by mail, upon payment of the SEC’s customary charges, by writing to the SEC’s principal office at 100 F Street, N.E., Washington D.C. 20549. The SEC also maintains a website at www.sec.gov that contains the Schedule TO and the exhibits thereto and other information relating to Astellas and the Purchaser that has been filed with the SEC via the EDGAR system.

10. Source and Amount of Funds

Completion of the Offer is not conditioned upon obtaining financing. Astellas and the Purchaser estimate that the total funds required to complete the Offer and the Merger will be approximately $384 million plus any related transaction fees and expenses. The Purchaser will receive these funds from Astellas or one or more of its subsidiaries. Astellas intends to provide or cause the provision of such funds to the Purchaser out of available cash on hand.

Because the only consideration to be paid in the Offer and the Merger is cash, the Offer is to purchase all issued and outstanding Shares and there is no financing condition to the completion of the Offer, we do not believe the financial condition of the Purchaser or Astellas is material to a decision by a holder of Shares whether to sell, hold or tender Shares in the Offer.

11. Background of the Offer; Past Contacts, Negotiations and Transactions

The following is a description of contacts between representatives of Astellas and its affiliates and representatives of Ocata and other persons that resulted in the execution of the Merger Agreement and commencement of the Offer. For a review of Ocata’s activities relating to these contacts, please refer to Ocata’s Schedule 14D-9 being mailed to its stockholders with this Offer to Purchase.

Astellas regularly considers and evaluates potential transactions and collaborations that align with its businesses, strategic direction and ongoing business development plans.

In January 2014, Astellas’ representatives contacted Ocata to express interest in learning about Ocata’s pipeline programs and platform technology. On January 14, 2014, representatives of the business development teams of both Astellas and Ocata met for the first time and had discussions concerning Ocata’s technology. Between January 2014 and July 2014, representatives of Ocata had preliminary conversations with representatives of Astellas regarding a potential collaboration arrangement to further develop Ocata’s programs involving retinal pigment epithelium (“RPE”) cells. During the same period, representatives of Astellas’ business development and product and portfolio strategy functions met the officers of Ocata to discuss Ocata’s strategy and activities related to its RPE programs and Astellas’ vision for cell therapy and regenerative medicine.

On July 24, 2014, Astellas and Ocata entered into a Mutual Confidential Disclosure Agreement, under which Ocata would share certain non-public information with Astellas in connection with Astellas’ consideration of a potential licensing arrangement covering Japan.

In January 2015, Astellas proposed to Ocata that the parties consider expanding the scope of the potential licensing arrangement to include the United States and Europe, and Ocata indicated that it would consider such proposal.

On March 13, 2015, Astellas’ associate director of business development provided Ocata with a preliminary non-binding proposal for a worldwide co-exclusive license and collaboration arrangement relating to Ocata’s RPE program.

Thereafter, until August 2015, representatives of Ocata and Astellas and their outside legal counsel discussed the potential terms of a license and collaboration arrangement relating to Ocata’s RPE program. In connection with such discussions, on April 7, 2015, Ocata granted Astellas access to an electronic data room containing documents and information concerning pre-clinical, clinical, regulatory and intellectual property aspects of Ocata’s RPE cell program.

Further, between June 2 and June 4, 2015, several members of Astellas’ pharmacology and preclinical, clinical development, regulatory, manufacturing, product portfolio and strategy, and business development functions, conducted on-site due diligence visits at Ocata’s facilities in Marlborough, Massachusetts, where they met and discussed the RPE program with several of Ocata’s officers and employees.

On August 26, 2015, Tokyo time (August 25, 2015, Eastern time), Yoshihiko Hatanaka, President and Chief Executive Officer of Astellas, contacted Paul K. Wotton, Ph.D., President and Chief Executive Officer of Ocata, to communicate that Astellas had become interested in exploring an acquisition of Ocata for a price of $8.00 per Share, during which call they discussed the possibility of meeting in person in Boston, Massachusetts, on September 6, 2015. On that same day, Astellas submitted to Ocata a non-binding proposal to acquire Ocata for $8.00 per Share, representing a 92.3% premium over the closing price per Share on August 24, 2015. That proposal was subject to customary conditions, such as satisfactory due diligence, negotiation of a definitive agreement, and receipt of internal approvals by Astellas.

On August 27, 2015 and on August 30, 2015, on behalf of Ocata, Jefferies LLC, Ocata’s financial advisor (“Jefferies”), had initial conversations with Citigroup Global Markets Inc., Astellas’ financial advisor (“Citi”), regarding Astellas’ valuation of Ocata and related proposed price of $8.00 per Share.

On August 27, 2015, during a telephone conversation, Ocata’s senior vice president for business development asked Astellas’ associate director of business development whether Astellas still had interest in pursuing the potential licensing and collaboration arrangement that the parties had been negotiating. Astellas informed Ocata that it wished to acquire Ocata and was no longer considering a licensing and collaboration arrangement with Ocata at that point.

On September 1, 2015, on behalf of Ocata, Jefferies communicated to Citi that, after considering Astellas’ proposal, Ocata’s board of directors concluded that the proposal did not adequately value Ocata and its technology platform. Astellas and Ocata agreed that Astellas would conduct further due diligence, expanding its scope to cover all relevant aspects of Ocata’s business, operations and assets, so that Astellas could evaluate a potential revised offer to acquire Ocata.

On September 4, 2015, Astellas and Ocata entered into a letter agreement containing customary confidentiality and standstill provisions (see Section 13—“The Merger Agreement; Other Agreements”), which letter agreement superseded the first confidentiality agreement between the parties.

On September 6, 2015, Mr. Hatanaka met with Dr. Wotton, during which meeting they discussed a potential acquisition of Ocata by Astellas, but where no specific terms of such a potential transaction were discussed. At the meeting, Dr. Wotton gave a presentation regarding Ocata, including a review of Ocata’s preclinical programs that were not included as part of the RPE program. Dr. Wotton also indicated that Ocata’s board of directors would view Astellas’ proposal more favorably if Astellas increased its proposal to a higher price per Share. Mr. Hatanaka and Dr. Wotton agreed that Astellas would conduct further due diligence before making a decision on whether to increase the proposed price.

On September 9, 2015, Ocata granted Astellas, Citi and Covington & Burling LLP, Astellas’s outside legal counsel (“Covington”), access to an electronic data room containing documents pertaining to, among other things, Ocata’s business, operations, assets, financial, corporate and legal matters.

From September 9, 2015 through November 9, 2015, Astellas conducted due diligence of Ocata, and the parties engaged in various due diligence discussions concerning Ocata’s business.

On September 24 and 25, 2015, Astellas, Ocata and their respective representatives met at the Boston office of Goodwin Procter LLP (“Goodwin”), Ocata’s outside legal counsel, to conduct in-person due diligence meetings, and certain representatives of Astellas also visited Ocata’s facilities in Marlborough, Massachusetts. The meetings also included presentations given by Ocata regarding its research and development program, clinical development, human resources, legal and financial matters, as well as regulatory compliance matters.

On October 9, 2015, Covington sent a preliminary draft of the Merger Agreement to Goodwin.

On October 19, 2015, Mr. Hatanaka contacted Dr. Wotton to communicate that Astellas would increase its proposal to acquire Ocata to $8.40 per Share in cash, representing an 89% and a 102% premium over the closing price per Share on October 16, 2015 and August 24, 2015, respectively. Following that conversation, Astellas submitted to Ocata a revised non-binding proposal reflecting this revised price.

On October 27, 2015, Tokyo time (October 26, 2015, Eastern time), on behalf of Ocata, Jefferies communicated to Citi that Ocata’s board of directors believed that Astellas’ proposal continued to undervalue Ocata and requested that Astellas increase the price offered. On the same day, Citi met with Astellas to discuss the position of Ocata’s board of directors.

On October 27, 2015, representatives of Citi had a telephone conversation with representatives of Jefferies and informed them that Astellas would increase its proposal to acquire Ocata to $8.50 per Share, representing Astellas’ best and final offer. Shortly thereafter, Mr. Hatanaka had a telephone conversation with Dr. Wotton to communicate that Astellas would increase its proposal to acquire Ocata to $8.50 per Share as its best and final offer, representing a 98% and a 104% premium over the closing price per Share on October 26, 2015 and August 24, 2015, respectively.

A revised non-binding proposal reflecting such terms was submitted by Astellas to Ocata on October 28, 2015.

On October 30, 2015, Goodwin submitted a revised draft of the Merger Agreement to Covington. Following review and discussion, on November 4, 2015, Covington sent Goodwin a further revised draft of the Merger Agreement, along with a draft of the Support Agreements (as defined in Section 13—“The Merger Agreement; Other Agreements”). Also on November 4, 2015, Astellas, Ocata and their respective representatives had preliminary conversations regarding the proposed transaction and the draft of the Merger Agreement.

Between November 4 and November 9, 2015, Astellas, Ocata and their respective legal and financial advisers engaged in negotiations and discussions on the Merger Agreement, Support Agreements, and other relevant documents relating to the proposed transaction, and had several conference calls and exchanged drafts of the transaction documents.

Later in the evening of November 9, 2015, Eastern time, Astellas was advised that the board of directors of Ocata unanimously approved the proposed transaction, including the Merger Agreement, the Offer and the Merger.

Shortly thereafter, on November 10, 2015, Tokyo time (and evening of November 9, 2015, Eastern time), the board of directors of Astellas met and approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger. Such approval was communicated by Astellas to Ocata and, on the same day, the parties entered into the Merger Agreement and the directors and executive officers of Ocata entered into the Support Agreements. The transaction was announced in a joint press release prior to the market opening in the U.S. on November 10, 2015.

12. Purpose of the Offer; Plans for Ocata; Other Matters

Purpose of the Offer. The purpose of the Offer is to enable Astellas and the Purchaser to acquire control of, and would be the first step in Astellas’ acquisition of the entire equity interest in Ocata. The purpose of the Merger is to acquire all issued and outstanding Shares not purchased in the Offer or otherwise. The Merger will be effected pursuant to Section 251(h) of the DGCL. Accordingly, subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, the Merger will become effective as soon as practicable following the completion of the Offer, without a vote of Ocata’s stockholders in accordance with Section 251(h) of the DGCL.

If the Merger is completed, Astellas will indirectly own 100% of the equity interests in Ocata and will be entitled to all of the benefits resulting from that interest. These benefits include complete control of Ocata and entitlement to any increase in its value. Similarly, Astellas would also bear the risk of any losses incurred in the operation of Ocata and any decrease in the value of Ocata.

Ocata stockholders who sell their Shares in the Offer will cease to have any equity interest in Ocata and to participate in any future growth in Ocata. If the Merger is completed, the current stockholders of Ocata will no longer have an equity interest in Ocata and instead will have only the right to receive an amount in cash equal to the Offer Price, or to the extent stockholders are entitled to and properly exercise appraisal rights under the DGCL, the amounts to which such stockholders are entitled under the DGCL. See Section 13—“The Merger Agreement; Other Agreements.” Similarly, the current stockholders of Ocata will not bear the risk of any decrease in the value of Ocata after selling their Shares in the Offer or the Merger.

Plans for Ocata. Except as disclosed in this Offer to Purchase as set forth in this paragraph, we do not have any present plan or proposal that would result in the acquisition by any person of additional securities of Ocata, the disposition of securities of Ocata, an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Ocata or its subsidiary, or the sale or transfer of a material amount of assets of Ocata or its subsidiary. After completion of the Offer and the Merger, Ocata will be an indirect wholly-owned subsidiary of Astellas. After completion of the Offer and the Merger, we expect to operate Ocata’s facilities in the same manner as our other facilities, using the best capabilities of Ocata and Astellas to optimize operations, including making investments where appropriate. We cannot speculate on future activities, and we reserve the right to change our plans and intentions at any time, as we deem appropriate.

Going Private Transactions. The SEC has adopted Rule 13e-3 under the Exchange Act, which is applicable to certain “going private” transactions. Rule 13e-3 will not be applicable to the Merger because the Merger will be effected as soon as practicable, and in any event assuming satisfaction or waiver of the conditions to the Merger, within 3 business days following completion of the Offer and, in the Merger, stockholders will receive the same price per Share as paid in the Offer. Rule 13e-3 would otherwise require, among other things, that certain financial information concerning Ocata and certain information relating to the fairness of the proposed transaction and the consideration offered to minority stockholders be filed with the SEC and disclosed to stockholders before completion of a transaction.

Appraisal Rights. Holders of the Shares do not have appraisal rights in connection with the Offer. However, if the Merger is completed, holders of the Shares immediately before the effective time of the Merger who have properly made a demand for appraisal and who comply with the applicable procedures in Section 262 of the DGCL will be entitled to a judicial determination of the fair value of their Shares (excluding any appreciation or depreciation in anticipation of the Merger) and to receive payment of such fair value in cash, together with a fair rate of interest thereon, if any, in lieu of receiving the Offer Price for their Shares. The value so determined could be more or less than the Offer Price.

Under Section 262 of the DGCL, where a merger is approved under Section 251(h) of the DGCL, either a constituent corporation before the effective date of the merger, or the surviving corporation within 10 days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262 of the DGCL. The Schedule 14D-9 filed by Ocata will constitute the formal notice of appraisal rights under Section 262 of the DGCL. Any holder of Shares who wishes to exercise such appraisal rights or who wishes to preserve his, her or its right to do so, should carefully review the discussion of procedures required to be followed to demand and perfect appraisal rights under Section 262 of the DGCL in the Schedule 14D-9 as well as the provisions of Section 262 of the DGCL, attached as Annex B to the Schedule 14D-9, because failure to timely and properly comply with the procedures specified will result in the loss of appraisal rights under the DGCL.

The foregoing summary of the appraisal rights of stockholders in the Merger under the DGCL does not purport to be a complete statement of the procedures to be followed by stockholders desiring to exercise appraisal rights available under the DGCL in connection with the Merger and is qualified in its entirety by reference to “Notice of Appraisal Rights” contained in the Schedule 14D-9 and to Section 262 of the DGCL. The perfection of appraisal rights requires strict adherence to the applicable provisions of the DGCL. If the Merger occurs and a stockholder withdraws or loses his or her right to appraisal, such holder will only be entitled to receive the Offer Price.

13. The Merger Agreement; Other Agreements

Merger Agreement

The following summary of certain provisions of the Merger Agreement is qualified by reference to the Merger Agreement itself, which is incorporated herein by reference. We have filed a copy of the Merger Agreement as an exhibit to the Schedule TO. The Merger Agreement may be examined and copies may be obtained at the places and in the manner set forth in Section 8—“Certain Information Concerning Ocata.” Stockholders and other interested parties should read the Merger Agreement for a more complete description of the provisions summarized below. Capitalized terms used herein and not otherwise defined have the meanings set forth in the Merger Agreement.

The Offer. The Merger Agreement provides that the Purchaser will commence the Offer as promptly as practicable (and in any event within 10 business days) after the execution of the Merger Agreement, and that, subject to the satisfaction of the Minimum Condition and the satisfaction, or waiver (to the extent permitted by applicable law) by the Purchaser and Astellas, of the other conditions that are described in Section 14—“Conditions of the Offer,” the Purchaser will accept for payment and pay for all Shares validly tendered and not properly withdrawn pursuant to the Offer as soon as practicable following the Expiration Date.

Astellas and the Purchaser expressly reserved the right to increase the Offer Price or to make any other changes in the terms and conditions of the Offer, except that without Ocata’s prior written approval the Purchaser is not permitted to (i) decrease the Offer Price, (ii) change the form of consideration payable in the Offer, (iii) reduce the maximum number of Shares subject to or sought to be purchased in the Offer, (iv) waive, modify or amend the Minimum Condition, (v) amend any of the other conditions of the Offer described in Section 14—“Conditions of the Offer” in a manner materially adverse to Ocata’s stockholders, (vi) impose additional conditions of the Offer, (vii) except as required or permitted pursuant to the Merger Agreement, extend or otherwise change the Expiration Date, or (viii) otherwise amend any of the other terms of the Offer in a manner materially adverse to Ocata’s stockholders.

The Merger Agreement provides that the Purchaser (i) will extend the Offer to the extent required by applicable law or applicable rules, regulations, interpretations or positions of the SEC or its staff, or NASDAQ or its staff; and/or (ii) is required to extend the Offer for consecutive periods of up to 10 business days each (or for such longer periods as may be agreed between Ocata and Astellas) if at any then scheduled Expiration Date any of the conditions of the Offer have not been satisfied or waived, provided that the Purchaser shall not in any event be required to extend the Offer beyond the Outside Date.

The Purchaser has agreed that it will not terminate the Offer prior to any scheduled Expiration Date without the written consent of Ocata except if the Merger Agreement has been terminated pursuant to its terms. If the Merger Agreement is terminated pursuant to its terms, then the Purchaser is required to promptly, irrevocably and unconditionally terminate the Offer and cause the Depositary to return all Shares tendered in the Offer.

The Merger. The Merger Agreement provides that, following completion of the Offer (if applicable) and subject to the terms and conditions of the Merger Agreement, and in accordance with the DGCL, at the effective time of the Merger:

•	the Merger shall be effected pursuant to Section 251(h) of the DGCL;

•	the Purchaser will be merged with and into Ocata;

•	Ocata will continue as the surviving corporation of the Merger (which we refer to as the “surviving corporation”); and

•	all property, rights, privileges, immunities, powers and franchises of Ocata and the Purchaser will vest in the surviving corporation and continue unaffected by the Merger and all of their debts, liabilities and duties will become debts, liabilities and duties of the surviving corporation.

At the effective time of the Merger, the certificate of incorporation of the surviving corporation will be amended to be in the form attached to the Merger Agreement, and the bylaws of the surviving corporation will be identical to the bylaws of the Purchaser as in effect immediately prior to the Merger.

Conditions to Completion of the Merger. The respective obligations of Astellas and the Purchaser, on the one hand, and Ocata, on the other hand, to complete the Merger are subject to the satisfaction of the following conditions:

•	the Purchaser has accepted for payment all Shares validly tendered and not withdrawn in the Offer;

•	any waiting period (and any extension thereof) applicable to the consummation of the Offer and the Merger under the HSR Act shall have terminated or expired; and

•	the consummation of the Merger has not been prevented by any judgment of a court of competent jurisdiction or any other governmental entity and there is not in effect any law, statute, rule or regulation enacted or deemed applicable to the Merger by any governmental entity that makes the consummation of the Merger illegal.

Conversion of Capital Stock. At the effective time of the Merger, by virtue of the Merger and without any further action:

•	each Share issued and outstanding immediately prior to the effective time of the Merger (other than Shares irrevocably accepted for payment in the Offer and Shares that properly seek appraisal under applicable law) will be converted into the right to receive the Offer Price (the “Merger Consideration”), subject to any withholding of taxes required by applicable law; and

•	all outstanding shares of the Purchaser’s capital stock held immediately prior to the effective time of the Merger will be converted into and become one (1) newly issued, fully paid and non-assessable share of common stock of the surviving corporation.

After the effective time of the Merger, the Shares will no longer be outstanding and will cease to exist, and each holder of a certificate representing Shares will cease to have any rights with respect thereto, except the right to receive the Merger Consideration, subject to any withholding of taxes required by applicable law, upon the surrender of such certificate. At or prior to the effective time of the Merger, Astellas or the Purchaser will deposit with the paying agent for the Merger the aggregate consideration to be paid to holders of Shares in the Merger.

Treatment of Options. Immediately prior to the effective time of the Merger, each unexpired and unexercised option to purchase Shares, whether or not then exercisable or vested, will be canceled and, in exchange for such option, the former holder of such canceled option will be entitled to receive a cash payment (subject to applicable withholding or other taxes required by applicable law) in an amount equal to the total number of Shares subject to the option immediately prior to such cancelation multiplied by the amount by which the Offer Price exceeds the exercise price per share of the option. After the effective time of the Merger, each Ocata stock option will no longer be exercisable and will only entitle the holder to the payment of the consideration described above.

Treatment of Restricted Stock Units. Immediately prior to the effective time of the Merger, each restricted stock unit with respect to the Shares, whether or not then vested, will be canceled and, in exchange therefor, the former holder will be entitled to receive a payment in cash (subject to any applicable withholding or other taxes required by applicable law) of an amount equal to the total number of Shares subject to such restricted stock units immediately prior to such cancelation multiplied by the Merger Consideration.

Termination of Ocata Equity Plans. As of the effective time of the Merger, all Ocata Stock Plans will be terminated and no further Shares, options, restricted stock units, equity interests or other rights with respect to Shares will be granted thereunder.

Company Warrants. Upon consummation of the Merger (i) all the Common Stock Purchase Warrants issued by Ocata on June 22, 2015, will be purchased by Ocata for an amount in cash equal to the value of each such warrant as determined in accordance with the Black Scholes option pricing model, to be paid no later than ten days following consummation of the Merger and (ii) each of the other unexpired and unexercised warrants to purchase Shares will be canceled, and Ocata will pay in exchange therefor an amount in cash equal to the Offer Price, minus the applicable exercise price per Share of such warrants. If such exercise price per Share equals or exceeds the Offer Price, the Company shall not be required to make any payments in respect of the cancelation of such warrants.

Representations and Warranties. The Merger Agreement contains representations and warranties made by Ocata to Astellas and the Purchaser and representations and warranties made by Astellas and the Purchaser to Ocata. The assertions embodied in the representations and warranties contained in the Merger Agreement were made only for the purposes of the Merger Agreement, were solely for the benefit of the parties to the Merger Agreement and may be subject to limitations agreed upon by the contracting parties not set forth in the Merger Agreement. The representations and warranties set forth in the Merger Agreement may also be subject to a contractual standard of materiality different from that generally applicable to investors under federal securities laws. For the foregoing reasons, you should not rely on the representations and warranties contained in the Merger Agreement as statements of factual information.

In the Merger Agreement, Ocata has made customary representations and warranties to Astellas and the Purchaser with respect to, among other things:

•	corporate matters related to Ocata and its subsidiary, such as organization, standing, power and authority;

•	its capitalization;

•	the validity of the Merger Agreement, including approval by Ocata’s board of directors;

•	required consents and approvals, and no violations of laws, governance documents or agreements;

•	competition and antitrust compliance;

•	financial statements and public SEC filings;

•	conduct of business in all material respects in the ordinary course of business consistent with past practice and the absence of a Company Material Adverse Effect;

•	the absence of undisclosed liabilities;

•	litigation;

•	the information included in this Offer to Purchase and the Schedule 14D-9;

•	brokers’ fees and expenses;

•	internal controls and compliance with the Sarbanes-Oxley Act of 2002;

•	employee benefit plans, ERISA matters and certain related matters;

•	labor and other employment matters;

•	the opinion of its financial advisor;

•	taxes;

•	environmental matters;

•	required filings, compliance with laws and permits;

•	intellectual property;

•	material contracts;

•	regulatory matters;

•	real property;

•	insurance;

•	related party transactions;

•	takeover provisions;

•	title to assets and properties and the absence of certain liens or encumbrances;

•	books and records; and

•	compliance with anti-corruption laws.

Some of the representations and warranties in the Merger Agreement made by Ocata are qualified as to “materiality” or “Company Material Adverse Effect.” For purposes of the Merger Agreement, a “Company Material Adverse Effect” means any event, condition, change, occurrence, or development of a state of facts, individually or in the aggregate with all other events, conditions, changes, occurrences or developments of a state of facts, that has had a materially adverse effect on (i) the business, assets, liabilities (contingent or otherwise), financial condition or results of operations of Ocata and its subsidiary, taken as a whole, or (ii) the ability of Ocata to consummate the Offer and the Merger. The definition of “Company Material Adverse Effect” excludes from clause (i) any change, event, effect, occurrence, state of facts or development resulting from, and only to the extent attributable to:

•	changes in laws applicable to Ocata or its subsidiary or any of their respective properties or assets or changes in GAAP, or in each case changes in the enforcement or interpretations thereof;

•	changes generally affecting the economy or financial or securities markets in general (including changes in interest rates and exchange rates);

•	general conditions in the industry in which Ocata and its subsidiary operates;

•	acts of terrorism, war, natural disasters, weather-related event or fire or any escalation thereof occurring after November 10, 2015;

•	the taking of any specific action, or refraining from taking any specific action, in each case, at the request of Astellas or as expressly required by the Merger Agreement;

•	any claim or proceeding asserted or commenced by, on behalf of or in the name of, against or otherwise involving Ocata, Ocata’s Board, any committees thereof and/or any of Ocata’s directors or officers relating directly or indirectly to the Offer or the Merger;

•	any failure to meet internal or published projections, forecasts or revenue or earnings predictions for any period; provided, however, that the underlying causes of such change or failure are not excluded by this bullet point; and

•	the announcement of pendency of the Offer and the Merger and the other transactions contemplated by the Merger Agreement;

except, as to the first through fourth bullet points above, to the extent any such change, event, effect, occurrence, state of facts or development disproportionately affects Ocata and its subsidiary, taken as a whole, when compared to other companies in the biotechnology or pharmaceutical industry.

In the Merger Agreement, Astellas and the Purchaser have made customary representations and warranties to Ocata with respect to, among other things:

•	corporate matters, such as organization, standing, power and authority;

•	ownership of the Purchaser by Astellas;

•	the validity of the Merger Agreement;

•	required consents and approvals, and no violations of laws, governance documents or agreements;

•	the information included in this Offer to Purchase and the solicitation/recommendation statement filed on Schedule 14D-9;

•	sufficiency of funds;

•	absence of litigation that would be reasonably be expected to have a material adverse effect on the ability of Astellas or the Purchaser to consummate the Offer and the Merger;

•	corporate approvals required in connection with the Offer and the Merger;

•	ownership of Shares; and

•	brokers’ fees and expenses.

None of the representations and warranties contained in the Merger Agreement or in any instrument delivered pursuant to the Merger Agreement survives the effective time of the Merger. This limit does not apply to any covenant or agreement of the parties which by its terms contemplates performance after the effective time of the Merger.

Conduct of Business of Ocata Pending Closing. Except as required by applicable laws or the Merger Agreement, or as otherwise agreed by the parties, unless Astellas has otherwise agreed in writing, from the date of the Merger Agreement until the effective time of the Merger, Ocata has agreed that it will, and will cause its subsidiary to:

•	conduct their operations in the ordinary course of business consistent with past practice;

•	use commercially reasonable efforts to preserve intact its respective present business organizations and goodwill associated therewith;

•	maintain in effect all of its Authorizations;

•	keep available the services of its officers and employees; and

•	maintain satisfactory relationships with customers, lenders, suppliers, licensors, licensees, distributors and others having material business relationships with Ocata.

In addition, except as required by applicable law or as otherwise agreed by the parties, or otherwise consented to in writing by Astellas, from the date of the Merger Agreement until the effective time of the Merger, Ocata will not, and will not permit its subsidiary to, among other things and subject to certain exceptions set forth in the Merger Agreement:

•	sell, pledge, dispose of, assign, lease, dedicate to the public, or otherwise transfer, abandon or permit to lapse, or create or incur any lien on, any of Ocata’s or its subsidiary’s assets (including any Intellectual Property owned by or licensed to Ocata or its subsidiary), securities, properties, interests or businesses, other than (except in the case of any Intellectual Property owned by or licensed to Ocata or its subsidiary) sales of obsolete equipment in the ordinary course of business consistent with past practice;

•	acquire (by merger, consolidation, acquisition of stock or assets or otherwise), directly or indirectly, any assets, securities, properties, interests or businesses, other than supplies in the ordinary course of business consistent with past practice;

•	merge or consolidate Ocata or its subsidiary with any person or adopt a plan of complete or partial liquidation or resolutions providing for a complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of Ocata or its subsidiary (other than the Merger Agreement and the Merger);

•	amend, modify, waive, rescind or otherwise change Ocata’s organizational documents or its subsidiary’s organizational documents;

•	(A) split, combine or reclassify any shares of its capital stock, (B) declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of its capital stock, except for dividends payable by Ocata’s subsidiary or (C) redeem, repurchase or otherwise acquire, or offer to redeem, repurchase or otherwise acquire, directly or indirectly, any of Ocata’s securities or its subsidiary’s securities;

•	(A) issue, sell, grant, or authorize any of the foregoing actions in connection with, any Ocata’s securities or Ocata’s subsidiary’s securities, other than the issuance of (I) any shares of Ocata common stock upon the exercise of Ocata stock options or vesting of Ocata restricted stock units that are outstanding on the date of the Merger Agreement in accordance with their terms and (II) any Ocata’s subsidiary’s securities to Ocata; (B) amend any term of any Ocata security or any of Ocata’s subsidiary’s securities (in each case, whether by merger, consolidation or otherwise); or (C) enter into any agreement with respect to the voting or registration of any Ocata security or any of Ocata’s subsidiary’s securities;

•	create, incur, assume, suffer to exist or otherwise become liable (whether directly, contingently or otherwise) with respect to any indebtedness for borrowed money or guarantees thereof (including through borrowings under any of Ocata’s existing credit facilities), or issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities of Ocata or its subsidiary;

•	make any loans, advances or capital contributions to, or investments in, any other person, other than advances to its employees in the ordinary course of business consistent with past practice;

•

(A) with respect to any director, officer, employee or individual contractor of Ocata or its subsidiary, (I) grant or increase any severance, change of control, retention, termination or similar pay, compensation or benefits, or amend any existing arrangement relating thereto, (II) enter into any employment, consulting, termination, retirement, deferred compensation or other similar agreement (or amend any such existing agreement) or (III) pay any compensation or benefit not provided for under any Ocata Employee Benefit Plan; (B) establish, adopt or amend (except as required by applicable Law) any Ocata Employee Benefit Plan, including any collective bargaining agreement; (C) enter into any trust, annuity or insurance contract or similar agreement or take any other action to fund or otherwise secure the payment of any compensation or benefit; (D) increase compensation, bonus or other benefits payable to any such person; or (E) hire or engage the services of any individual as a director, officer, employee or individual contractor or terminate the service of any such person other than for “Cause”;

•	grant, amend, or modify any awards under any Ocata stock plan;

•	(A) forgive any loans to directors, officers, employees or any of their respective affiliates or (B) enter into any transactions or contracts with any affiliates or other person that would be required to be disclosed by Ocata under Item 404 of Regulation S-K;

•	(A) waive, release, pay, discharge or satisfy any liabilities or obligations (absolute, accrued, contingent or otherwise), except in the ordinary course of business consistent with past practice and in accordance with the terms thereof; (B) accelerate or delay collection in any material respect of notes or accounts receivable in advance of or beyond their regular due dates or the dates when the same would have been collected in the ordinary course of business consistent with past practice; (C) delay or accelerate in any material respect payment of any account payable in advance of its due date or the date such liability would have been paid in the ordinary course of business consistent with past practice or vary its inventory practices in any material respect;

•	make any material change in Ocata’s methods of accounting, except as required by GAAP, Regulation S-X or applicable rules and regulations of the SEC;

•	make, change or rescind any material tax election, change any annual tax accounting period, adopt or change any method of tax accounting, amend any income or other material tax returns or file claims for tax refunds except to the extent required by law, enter into any closing agreement with respect to a tax, settle or compromise any material tax claim, audit or assessment, surrender any right to claim a tax refund, enter into any closing agreement with a taxing authority, or file any tax return in each case a manner materially inconsistent with past practices, except to the extent required by law;

•	write up, write down or write off the book value of any assets, in the aggregate, except in accordance with GAAP consistently applied;

•	compromise, settle, or offer or propose to settle, any Proceeding or other claim (except with respect to immaterial routine matters in the ordinary course of business consistent with past practice that involve the payment of monetary damages in aggregate not in excess of $100,000 and do not (A) include any other obligation to be performed by, or limitation upon, Ocata or its subsidiary, Astellas, the Purchaser or their affiliates that is material to Ocata, Astellas, the Purchaser or their affiliates; or (B) result in any (x) imposition of equitable relief on, or the admission of wrongdoing by, Ocata or its subsidiary; or (y) actual or potential violation of any criminal Law);

•	(A) terminate, cancel, assign, renew or agree to any material amendment of, change in or waiver under any Material Contract, (B) enter into any contract that, if existing on the date hereof, would be a Material Contract or (C) amend or modify any contract in existence on the date hereof that, after giving effect to such amendment or modification, would be a Material Contract;

•	incur or authorize any capital expenditures or any obligations or liabilities in respect thereof;

•

convene any regular or special meeting (or any adjournment or postponement thereof) of Ocata stockholders other than to the extent required by applicable Law or a judgment of a court of competent jurisdiction, an annual meeting of stockholders for purposes of election of directors, ratification of Ocata’s auditors and other routine matters; provided that Ocata shall use its commercially reasonable efforts to oppose any stockholder proposal presented at any such meeting (provided, for the avoidance of doubt, that such efforts shall not require the directors of Ocata to take any action that would reasonably be expected to result in a breach of their fiduciary duties under applicable Law);

•	fail to keep in force the insurance policies of Ocata or replacement or revised provisions providing insurance coverage in a manner consistent with past practice with respect to the assets, operations and activities of Ocata or its subsidiary as are currently in effect; or

•	agree, resolve or commit to do any of the foregoing.

Access to Information; Confidentiality. Until the earlier of the effective time of the Merger and the termination of the Merger Agreement in accordance with its terms, Ocata agreed that it will and will cause its subsidiary to (i) afford to Astellas, the Purchaser and their respective representatives reasonable access during normal business hours to its officers, employees, agents, properties, facilities, books, records, Contracts and other assets, and (ii) promptly furnish to Astellas, the Purchaser and their respective representatives copies all existing financial, operating and other data and information as such persons may from time to time reasonably request. Any such access shall be conducted at the expense of Astellas, at reasonable times, under the supervision of Ocata’s chief executive officer or designee, and in a manner that does not unreasonably interfere with the normal business operation of Ocata. Any request for information and access must be directed to Ocata’s chief executive officer or designee. Ocata must instruct its representatives to cooperate with Astellas and the Purchaser in their investigation of Ocata. Astellas and the Purchaser have agreed to comply with the confidentiality provisions of a certain letter agreement dated September 4, 2015 with respect to non-public information disclosed by Ocata in contemplation of the Offer and the Merger. Disclosure of information by Ocata to Astellas is not required if it would jeopardize attorney client privilege or other legal privilege, or if it would contravene applicable laws, fiduciary duty obligations or any binding agreement entered into by Ocata prior to the date of the Merger Agreement. However, Astellas and Ocata must use commercially reasonable efforts to make substitute arrangements to permit reasonable disclosure when such restrictions apply.

No Solicitation of Transactions. From the date of Merger Agreement until completion of the Merger or, if earlier, the termination of the Merger Agreement in accordance with its terms, Ocata agreed that it will, and will cause its subsidiary and its and their respective officers, directors, employees, investment bankers, financial advisors, attorneys, accountants, auditors, consultants, agents and other representatives to cease and cause to be terminated any existing solicitations, encouragements, facilitations, discussions or negotiation with any third party that may be ongoing with respect to an Acquisition Proposal (as defined below).

Subject to certain qualifications and exceptions outlined below, from the date of the Merger Agreement until completion of the Merger or, if earlier, the termination of the Merger Agreement in accordance with its terms, Ocata agreed that it will not, and will not instruct or knowingly permit its subsidiary and its and their respective officers, directors, employees, investment bankers, financial advisors, attorneys, accountants, auditors, consultants, agents and other representatives to:

•	solicit, initiate, propose or take any action to knowingly encourage any inquiries or the submission of any proposal that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal or otherwise knowingly facilitate any effort or attempt to make an Acquisition Proposal;

•	enter into, continue or otherwise knowingly participate in any discussions or negotiations regarding, or furnish any information or data relating to Ocata or its subsidiary to, or afford access to the business, properties, assets, books or records of Ocata or its subsidiary to any third party that with respect to an Acquisition Proposal or any inquiry, proposal or offer that could reasonably be expected to lead to an Acquisition Proposal, except as expressly permitted by the Merger Agreement;

•	grant any waiver, amendment or release of or under, or fail to enforce, any confidentiality, standstill or similar agreement (or any confidentiality, standstill or similar provision of any other contract) or take any action to exempt any person (other than Astellas or its subsidiary) or any action taken by any such person from the provisions of Section 203 of the DGCL or any other state takeover law or state law that purports to limit or restrict business combinations or their ability to acquire or vote Shares;

•	enter into any letter of intent, agreement, contract, commitment, or agreement in principle with respect to an Acquisition Proposal or enter into any agreement, contract or commitment requiring Ocata to abandon, terminate, or fail to consummate the Offer and the Merger; or

•	agree, resolve or propose to do any of the foregoing.

Also subject to the qualifications and exceptions outlined below, neither Ocata’s board of directors nor any committee thereof may:

•	withdraw, qualify or modify, or publicly propose to withdraw, qualify or modify, in a manner adverse to Astellas, the Company Recommendation (as defined below);

•	fail to include the Company Recommendation in the Schedule 14D-9; or

•	adopt, approve, recommend, submit to Ocata’s stockholders or declare advisable any Acquisition Proposal.

Any of the actions described in the first through third bullet points in the immediately preceding sentence is referred to in the Merger Agreement as a “Company Adverse Recommendation Change.”

Notwithstanding the restrictions described above, at any time following the date of the Merger Agreement and prior to the acceptance for payment of Shares in the Offer, Ocata may furnish non-public information with respect to Ocata and its subsidiary and afford access to its and their business, properties, assets, books or records to any third party that has made an unsolicited, bona fide written Acquisition Proposal, and enter into, maintain and participate in discussions or negotiations with such party with respect to such bona fide written Acquisition Proposal, or otherwise cooperate with, assist or participate in, or facilitate any such discussions or negotiations, if:

•	such bona fide written Acquisition Proposal was not received in violation of any of Ocata’s obligations under the non-solicitation provisions of the Merger Agreement;

•	Ocata’s board of directors determines in good faith, after consultation with a financial advisor of nationally recognized reputation and outside counsel, that the Acquisition Proposal constitutes, or could reasonably be expected to lead to, a Superior Proposal (as defined below);

•	after consultation with its outside counsel, Ocata’s board of directors determines in good faith that the failure to take such action would be inconsistent with the board of directors’ fiduciary duties;

•	any information furnished to the third party making the Acquisition Proposal is covered by a confidentiality agreement containing standstill provisions no less favorable, and confidentiality and other terms no less favorable in the aggregate, in each case to Ocata, than the terms of the letter agreement, dated September 4, 2015, between Astellas and Ocata; and

•	any non-public information or access provided to such third party, and not previously provided to Astellas, is concurrently provided to Astellas.

In addition, Ocata has agreed to, as promptly as practicable, and in any event within 24 hours, notify Astellas in the event that Ocata or its subsidiary or any of their respective representatives has received an Acquisition Proposal. Such notification will include a copy of the applicable written Acquisition Proposal (or, if oral, a summary of the material terms and conditions of such Acquisition Proposal) and will identify the third party making such Acquisition Proposal. Ocata is required to keep Astellas reasonably informed on a current basis of the status of any material developments, discussions or negotiations with the person making such Acquisition Proposal, and the material terms of such Acquisition Proposal, including by providing Astellas with copies of any material documents relating to such Acquisition Proposal within 24 hours after receipt thereof.

The Merger Agreement does not prohibit Ocata or Ocata’s board of directors, directly or indirectly through Ocata’s representatives, from:

•	making any “stop, look and listen” communication to Ocata’s stockholders pursuant to Rule 14d-9(f) promulgated under the Exchange Act; or

•	complying with its disclosure obligations under applicable law with respect to an Acquisition Proposal, including taking and disclosing a position with respect to a tender or exchange offer by a third party pursuant to Rule 14d-9 or Rule 14e-2 promulgated under the Exchange Act; provided, however, that any disclosure permitted under this bullet point will be deemed a Company Adverse Recommendation Change unless it includes either an express rejection of any applicable Acquisition Proposal or an express reaffirmation of the Ocata board of directors’ recommendation in favor of the transactions contemplated by the Merger Agreement.

Ocata Board Recommendation. Subject to the provisions described below, Ocata’s board of directors agreed to recommend that the holders of the Shares accept the Offer and tender their Shares to the Purchaser in the Offer. This is referred to as the “Company Recommendation.” Ocata’s board of directors also agreed to include the Company Recommendation in the Schedule 14D-9 and to permit the Purchaser to include the Company Recommendation in this Offer to Purchase and related Offer documents. The Merger Agreement provides that Ocata’s board of directors will not effect a Company Adverse Recommendation Change except as described below.

Notwithstanding any of the restrictions described above, prior to the acceptance of Shares for payment in the Offer, Ocata’s board of directors may effect a Company Adverse Recommendation Change solely with respect to an Acquisition Proposal, or otherwise terminate the Merger Agreement to enter into a definitive agreement solely with respect to a Superior Proposal, if:

•	Ocata’s board of directors has received a bona fide written Acquisition Proposal that Ocata’s board of directors determines in good faith, after consultation with its outside legal counsel, constitutes a Superior Proposal;

•	Ocata’s board of directors determines in good faith, after consultation with outside legal counsel that the failure to make the Company Adverse Recommendation Change or terminate the Merger Agreement to enter into a definitive agreement with respect to a Superior Proposal would reasonably be expected to be inconsistent with the fiduciary duties of Ocata’s board of directors under applicable Law;

•	Ocata has not breached the non-solicitation provisions of the Merger Agreement;

•	Ocata has provided Astellas with (i) written notice of its intention to take such action five (5) business days in advance of taking such action, which we refer to as a “Change of Recommendation Notice,” and (ii) in writing, the material terms and conditions of such Acquisition Proposal and copies of all material documents relating to such Acquisition Proposal in accordance with the Merger Agreement;

•	during the five (5) business day period after Astellas’ receipt of the Change of Recommendation Notice, Ocata has negotiated with Astellas in good faith (and caused its representatives to so negotiate), to the extent that Astellas desires to negotiate, with respect to any proposed revisions to the Merger Agreement or other proposals made by Astellas so that such Acquisition Proposal ceases to constitute a Superior Proposal;

•

following the end of the five (5) business day period, Ocata’s board of directors has determined in good faith, after consultation with its outside legal counsel and a financial advisor of nationally recognized reputation, taking into account any changes to the Merger Agreement proposed by Astellas, that the Acquisition Proposal continues to constitute a Superior Proposal and, after consulting with outside legal counsel, that the failure to make the Company Adverse Recommendation Change or terminate the Merger Agreement to enter into a definitive agreement with respect to a Superior Proposal would reasonably be expected to be inconsistent with the fiduciary duties of Ocata’s board of directors under applicable Law;

•	in the event Ocata desires to terminate the Merger Agreement to enter into a definitive agreement with respect to a Superior Proposal, Ocata has paid the Termination Fee (as defined below) concurrently with the termination; and

•	in the event of an amendment to an Acquisition Proposal, the foregoing conditions are once again satisfied (except that the five (5) business day periods described above shall be instead reduced to three (3) business days upon each such amendment).

In addition, prior to the effective time of the Merger, the board of directors of Ocata may make a Company Adverse Recommendation Change with respect to an Intervening Event (as defined below), if and only if:

•	Ocata’s board of directors determines in good faith, after consultation with outside legal counsel that the failure to make the Company Adverse Recommendation Change with respect to such Intervening Event would reasonably be expected to be inconsistent with the fiduciary duties of Ocata’s board of directors under applicable Law;

•	Ocata has provided Astellas with written notice of its intention to make such a Company Adverse Recommendation Change five (5) business days in advance of making it, describing the Intervening Event in reasonable detail;

•	during the five (5) business day period after Astellas’ receipt of such notice, Ocata has negotiated with Astellas in good faith (and caused its representatives to so negotiate), to the extent that Astellas desires to negotiate, with respect to any proposed revisions to the Merger Agreement or other proposals made by Astellas so that the need to make a Company Adverse Recommendation Change is obviated; and

•	following the end of the five (5) business day period, Ocata’s board of directors has determined in good faith, after consultation with its outside legal counsel, that the failure to make the Company Adverse Recommendation Change would reasonably be expected to be inconsistent with the fiduciary duties of Ocata’s board of directors under applicable Law.

Ocata has agreed that any violation by its subsidiary or their respective officers, directors, employees, investment bankers, financial advisors, attorneys, accountants, auditors, consultants, agents and other representatives of the restrictions described above relating to non-solicitation of Acquisition Proposals will be deemed to be a breach of the Merger Agreement by Ocata.

For purposes of this Offer to Purchase and the Merger Agreement:

•	“Acquisition Proposal” means any inquiry (in writing or otherwise), offer, proposal or indication of interest from a third party relating to any transaction or series or related transactions involving:

•	any acquisition or purchase by any third party, directly or indirectly, of 15% or more of any class of outstanding voting or equity securities of Ocata, or any tender offer or exchange offer that, if consummated, would result in any third party beneficially owning 15% or more of any class of outstanding voting or equity securities of Ocata;

•	any merger, amalgamation, consolidation, share exchange, business combination, asset acquisition, joint venture, license, collaboration, research and development or other similar transaction involving assets or businesses that constitute or represent 15% or more of the consolidated revenue, net income or assets of Ocata and its subsidiary, taken as a whole; or

•	any liquidation, dissolution, recapitalization, extraordinary dividend or other significant corporate reorganization of Ocata, the business of which constitutes 15% or more of the consolidated revenue, net income or assets of Ocata.

•	“Superior Proposal” means a bona fide unsolicited written Acquisition Proposal (replacing all references to “15% or more” in the definition thereof by “more than 50%”) made by any third party which was not obtained in violation of the non-solicitation and related provisions of the Merger Agreement that is on terms that Ocata’s board of directors determines in good faith (after consultation with its outside legal counsel and a financial advisor of nationally recognized reputation), taking into account all legal, financial, regulatory and other aspects of such Acquisition Proposal and the third party making such Acquisition Proposal (including any conditions to closing, timing and ability of such third party to consummate the Acquisition Proposal), (A) would, if accepted, be reasonably likely to be completed in accordance with its terms without undue delay, and (B) would, if consummated, result in a transaction that is more favorable to Ocata’s stockholders from a financial point of view than the Offer and the Merger. An Acquisition Proposal shall not be deemed to be a Superior Proposal if consummation thereof is subject to any financing condition or requires financing that is not fully committed.

•	“Intervening Event” means any material fact, event, change, development or circumstance occurring or arising after the date of the Merger Agreement and that was not known or reasonably foreseeable to Ocata or its board of directors as of such date, affecting the business, assets or operations of Ocata and not relating to any Acquisition Proposal, which material fact, event, change, development or circumstance becomes known to Ocata or its board of directors prior to the acceptance of Shares for payment in the Offer, other than (a) the receipt, existence of or terms of an Acquisition Proposal, (b) any inquiry, indication of interest, proposal or offer that would reasonably be expected to lead to an Acquisition Proposal, or the consequences thereof, (c) developments or changes in the biotechnology or pharmaceutical industry, (d) changes, in and of itself, in the market price or trading volume of the Shares, or (e) the fact that, in and of itself, Ocata exceeds any internal or published industry analyst projections or forecasts or estimates of revenues or earnings.

Appropriate Action; Consents; Filings. Each of Ocata, Astellas and the Purchaser, and their controlled affiliates if applicable, has agreed to use its reasonable best efforts to:

•	take, or cause to be taken, all appropriate action and do, or cause to be done, and to assist and cooperate with each other in doing, all things necessary, proper or advisable under applicable law to complete the transactions contemplated by the Merger Agreement as promptly as practicable;

•	take the actions required to cause, as promptly as possible after the execution of the Merger Agreement, the expiration of the notice periods required by applicable competition laws for the completion of the transactions contemplated by the Merger Agreement;

•	obtain from any governmental entities, as promptly as practicable after the execution of the Merger Agreement, any consents, licenses, permits, waivers, approvals, authorizations or orders required to be obtained to complete the Merger;

•	as promptly as practicable, and in any event within 10 business days after the execution date of the Merger Agreement, make all necessary filings and submissions with respect to the Merger Agreement, the Offer, and the Merger required under the HSR Act; and

•	as promptly as practicable after the execution date of the Merger Agreement, make all necessary filings and submissions with respect to the Merger Agreement, the Offer, and the Merger required under any other applicable law not referenced in the immediately preceding bullet point.

Ocata, Astellas and the Purchaser have agreed to cooperate with each other in connection with (i) preparing and filing any filings or documents related to the matters described in the immediately preceding bullet points or otherwise in connection with the transactions contemplated by the Merger Agreement, (ii) determining whether any actions, consents, approvals or waivers are required to be obtained from parties to any Material Contracts in connection with consummation of in connection with the completion of the Offer or the Merger, and (iii) seeking any actions, consents, approvals or waivers or making any such filings related to the matters described in the immediately preceding bullet points.

At Astellas’ request, Ocata has agreed to give, or cause its subsidiary to give, any notices to third parties and to use, and cause its subsidiary to use, its reasonable best efforts to obtain any third party consents required to be obtained under any Material Contracts or other Contracts in connection with the Offer or the Merger. Ocata will coordinate and cooperate with Astellas in determining whether any actions, consents, approval or waivers are required to be obtained from parties to any Material Contracts in connection with consummation of the Offer and the Merger and seeking any such actions, consents, approvals or waivers.

Ocata, Astellas and the Purchaser will promptly notify the others of the making or commencement of any request, inquiry, investigation, action or legal proceeding by or before any governmental entity with respect to any of the transactions contemplated by the Merger Agreement, keep each other reasonably informed as to the status of these requests, inquiries, investigations, actions or legal proceedings, and in accordance with the requirements described in the immediately following paragraph, promptly inform the others of any communication with any governmental entity regarding the transactions contemplated by the Merger Agreement.

Public Announcements. Ocata and Astellas agreed to not release any press release or make any public statement with respect to the Offer, the Merger or the Merger Agreement without the prior written consent of the other (which consent may not be unreasonably withheld, conditioned or delayed) and to consult with each other prior to issuing any press release or otherwise making any public statement with respect to the Offer or the Merger, except as may be required by applicable law or stock exchange rules, or otherwise permitted by the Merger Agreement, in which case the party required to make the announcement will use its reasonable best efforts to allow each other party reasonable time to comment on such announcement in advance of such issuance.

Indemnification of Ocata Directors and Officers. After the effective time of the Merger, the surviving corporation shall, to the fullest extent permitted under applicable law, indemnify, defend and hold harmless all past and present directors or officers of Ocata and its subsidiary, whom we refer to as an “Indemnified Party,” as provided by the terms of Ocata’s existing certificate of incorporation, bylaws and indemnification agreements, against all losses, claims, damages, liabilities, fees, expenses, judgments and fines arising out of such Indemnified Party’s acts or omissions in their capacity as a director or officer of Ocata or its subsidiary occurring at or prior to the completion of the Merger (including acts or omissions occurring in connection with the adoption and approval of the Merger Agreement and the completion of the transactions contemplated thereby).

The surviving corporation shall reimburse each Indemnified Party for any legal or other expenses (including fees and expenses of legal counsel, which shall be advanced as they are incurred) reasonably incurred by such Indemnified Party in connection with investigating or defending any such losses, claims, damages, liabilities, fees, expenses, Judgments and fines as such expenses are incurred.

The surviving corporation shall maintain (and Astellas will cause it to maintain) for the benefit of Ocata’s directors and officers a liability insurance policy that provides coverage for events occurring prior to the completion of the Merger that is substantially equivalent to, and no less favorable than Ocata’s existing policy, provided that the surviving corporation shall not be obligated to pay any annual premiums in respect of such insurance in excess of 250% of the last annual premium paid by Ocata in its last full fiscal year. The surviving corporation may satisfy this obligation by obtaining prepaid insurance policies that provide coverage for an aggregate of at least six years.

Employee Benefits. For the one-year period following completion of the Merger, Astellas agreed to provide each employee of Ocata and its subsidiary who continues to be employed by Astellas or any of its affiliates after the Merger is completed (whom we refer to as “Continuing Employees”) with (i) base salary and target bonus opportunities that are at least as favorable in the aggregate as the base salary and target bonus opportunities provided to such employees immediately prior to the effective time of the Merger, and including the ordinary course increases in base salary and target bonus opportunities projected by Ocata for 2016, and (ii) employee benefits that are at least as favorable in the aggregate to those benefits (excluding equity plans) provided to such employees immediately prior to the effective time of the Merger or that Astellas provides to its similarly situated employees as of the effective time of the Merger. Astellas will recognize and give full credit for prior service by Continuing Employees for vesting and eligibility purposes in any employee benefit plan maintained by Astellas or its affiliates in which such Continuing Employees are otherwise eligible to participate after completion of the Merger.

Transaction Litigation. The Merger Agreement provides that Ocata will give Astellas (i) the opportunity to participate in the defense of any litigation brought by stockholders of Ocata against Ocata and/or the board of directors of Ocata relating to the transactions contemplated by the Merger Agreement, including the Offer and the Merger and (ii) the right to consult with counsel to Ocata regarding the defense, settlement or compromise with respect to any such litigation, in each case including by keeping Astellas reasonably apprised of proposed strategy and other significant decisions (to the extent that the attorney-client privilege between Ocata and its counsel is not undermined or otherwise adversely affected), allowing Astellas to make comments or suggestions to be considered by Ocata in good faith, but Astellas will not be afforded any decision making power or other authority over such litigation; provided that Ocata will not settle or agree to compromise or settle any such litigation without Astellas’ prior written consent.

Termination. The Merger Agreement may be terminated:

•	by mutual written consent of Astellas and Ocata, at any time prior to the effective time of the Merger; or

•	by either Astellas or Ocata by written notice to the other, if (we refer to the below listed rights as the “mutual termination rights”):

•	the Acceptance Time shall not have occurred on or prior to May 9, 2016 (the “Outside Date”); provided, however, that this right to terminate the Merger Agreement is not available to any party whose breach of the Merger Agreement has been the primary cause of the non-satisfaction of any condition to the Offer;

•	any court or other governmental entity of competent jurisdiction has issued an order, decree or ruling or taken any other action that (i) prior to the Purchaser’s acceptance of Shares tendered for payment in the Offer, permanently restrains, enjoins or otherwise prohibits the acceptance for payment of, or payment for, Shares in the Offer, or (ii) prior to the completion of the Merger, permanently restrains, enjoins or otherwise prohibits the Merger, and, in each case, such order, decree, ruling or other action has become final and nonappealable; provided that the right to terminate described in this bullet point will not be available to any party whose breach of the Merger Agreement has been the primary cause of the issuance of or failure to lift such order, decree, ruling or other action;

•	if the Offer shall have expired (and not been extended) without the acceptance for payment of Shares pursuant to the Offer, provided, however, that this right to terminate the Merger Agreement is not available to any party whose breach of the Merger Agreement has been the primary cause of the failure of the acceptance for payment of the Shares; or

•	by Astellas by written notice to Ocata (we refer to the below listed rights as the “Purchaser termination rights”):

•	at any time prior to the acceptance for payment of Shares in the Offer:

•	if any Company Adverse Recommendation Change occurs;

•	if Ocata has breached its non-solicitation and related board recommendation or reaffirmation obligations or other obligations relating to an Acquisition Proposal under the Merger Agreement;

•	if Ocata has breached any representation or warranty or failed to perform any covenant or agreement set forth in the Merger Agreement that caused the conditions to the Offer to not be satisfied, and such breach or failure is incapable of being cured, or if curable, is not cured by Ocata within the earlier of the Outside Date or twenty (20) business days of receipt by Ocata of written notice of such breach or failure; or

•	by Ocata by written notice to Astellas (we refer to the below listed rights as the “Ocata termination rights”):

•	at any time prior to the acceptance for payment of Shares in the Offer:

•	if Ocata’s board of directors determines to enter into a definitive written agreement with respect to a Superior Proposal, but only if Ocata shall have complied in all respects with the non-solicitation provisions with respect to such Superior Proposal (and any Acquisition Proposal that was a precursor thereto) and is otherwise permitted to terminate the Merger Agreement and accept such Superior Proposal pursuant to the non-solicitation provisions of the Merger Agreement; provided, however, that simultaneously with the termination of the Merger Agreement, Ocata enters into such definitive written agreement with respect to the Superior Proposal and pays the Termination Fee to Astellas;

•	if Astellas or Purchaser has breached any representation or warranty or failed to perform any covenant or agreement set forth in the Merger Agreement that has had a materially adverse event on the ability of Astellas or Purchaser to perform to consummate the transactions contemplated by the Merger Agreement, including the Offer and the Merger, and such breach or failure is incapable of being cured, or if curable, is not cured by Astellas within the earlier of the Outside Date or twenty (20) business days of receipt by Ocata of written notice of such breach or failure; or

•	if Purchaser fails to commence the Offer within 10 business days of November 10, 2015 or if Purchaser fails to consummate the Offer in accordance with the terms of the Merger Agreement, provided, however, that this right to terminate the Merger Agreement is not available to Ocata if Ocata is in breach of any representation, warranty, covenant or agreement set forth in the Merger Agreement that has been the primary cause or resulted in Purchaser’s failure to commence the Offer.

Effect of Termination. If the Merger Agreement is terminated in accordance with its terms by either Ocata or the Purchaser, written notice thereof must be given to the other parties, specifying the provisions of the Merger Agreement being invoked and the basis for the termination under those provisions. The Merger Agreement will then become void and, except as specified in the Merger Agreement (including with respect to the payment of the Termination Fee, if applicable), there will be no liability or obligation on the part of Astellas, the Purchaser or Ocata or their respective subsidiaries, officers, directors, or managers, except with respect to the “Confidentiality,” “Effect of Termination,” “Termination Fee and Expenses” and “General Provisions” provisions of the Merger Agreement. No party is relieved of any liability or damages for fraud or an intentional and willful material breach of the Merger Agreement.

Ocata has agreed to pay Astellas a termination fee of $11,800,000 in cash (the “Termination Fee”) if:

•	Astellas terminates the Merger Agreement pursuant to any Purchaser termination rights set forth in the first and second bullet points under the definition of “Purchaser termination rights” above; or

•	Ocata terminates the Merger Agreement pursuant to the Ocata termination right set forth in the first bullet point under the definition of “Ocata termination rights” above (in connection with the termination of the Merger Agreement to accept a Superior Proposal).

Ocata is also required to pay the Termination Fee if:

•	Astellas or Ocata terminates the Merger Agreement pursuant to the mutual termination rights set forth in the first or third bullet points (by reason of the Acceptance Time not occurring on or prior to the Outside Date or the Offer expiring (and not being extended) without the acceptance for payment of Shares pursuant to the Offer) under the definition of “mutual termination rights” above; or

•	Astellas terminates the Merger Agreement pursuant to the Purchaser termination right set forth in the third bullet point (in connection with Ocata’s breach of any representation or warranty or failure to perform any covenant or agreement set forth in the Merger Agreement) under the definition of “Purchaser termination rights” above;

and, in each such case:

•	after the date of the Merger Agreement an Acquisition Proposal is made to Ocata or publicly to Ocata’s stockholders, and not withdrawn prior to the date of termination of the Merger Agreement; and

•	within 12 months of the termination of the Merger Agreement, Ocata shall consummate an Acquisition Proposal or enter into a definitive agreement with respect to any Acquisition Proposal; provided that for purposes of this and the prior bullet point, references to “”15% shall be deemed to be references to “50%” in the definition of “Acquisition Proposal.”

If Ocata fails to pay the Termination Fee when due, and Astellas commences a suit which results in a final judgment against Ocata for the Termination Fee, Ocata is required to promptly pay the Termination Fee to Astellas with interest from the date such payment was required to be made until the date of payment.

Fees and Expenses. Other than as required by the provisions described above or in the Merger Agreement, all costs and expenses incurred by the parties will be paid by the party incurring such costs and expenses, except that Astellas will pay all filing fees required pursuant to the HSR Act or any other Antitrust Laws.

Support Agreements

In connection with the Merger Agreement, each of the directors and executive officers of Ocata (the “Supporting Stockholders”) entered into a separate Support Agreement, dated as of November 10, 2015, with Astellas and the Purchaser, which we collectively refer to as the “Support Agreements.” The Supporting Stockholders constitute all of the directors and executive officers of Ocata. The following summary of certain provisions of the Support Agreements is qualified in its entirety by reference to the form of Support Agreement itself, which is incorporated herein by reference. We have filed a copy of the form of Support Agreement as an exhibit to the Schedule TO. Each of the Support Agreements entered into by the Supporting Stockholders is in substantially the same form as the form of Support Agreement. Stockholders and other interested parties should read the form of Support Agreement in its entirety for a more complete description of the provisions summarized below. Pursuant to the Support Agreements, Ocata’s executive officers and directors collectively agreed to tender 712,524 Shares, or approximately 1.7% of the Shares outstanding on November 10, 2015, the date of the Support Agreements.

Pursuant to the Support Agreements, each of the Supporting Stockholders agreed to tender in the Offer any Shares he or she holds or acquires after November 10, 2015, free and clear of all liens or other encumbrances, promptly following the commencement of the Offer, and in any event no later than the 10th business day following the commencement of the Offer, or if such Supporting Stockholder did not receive the Offer documents by such time, within three (3) business days following receipt of such documents but in any event prior to the Expiration Date. Each of the Supporting Stockholders has also agreed not to withdraw his or her Shares from the Offer at any time.

Each of the Supporting Stockholders agreed, while the Support Agreement is effective, to appear, or otherwise cause any Shares he or she holds to be counted as present for purposes of calculating a quorum, at any meeting of the stockholders of Ocata and to vote, or cause to be voted, all Shares he or she holds (i) against any

Acquisition Proposal, (ii) against any merger agreement or merger (other than the Merger Agreement and the Merger), consolidation, combination, sale of substantial assets, share exchange reorganization, dissolution, liquidation or winding up of or by Ocata and (iii) against any proposal, action or agreement that would reasonably be expected to prevent or nullify any provision of the Support Agreements, result in any of the conditions of the Offer or the conditions of the Merger not being satisfied or impede, interfere with or prevent the consummation of the Offer or the Merger.

In the Support Agreements, each of the Supporting Stockholders represented and warranted that he or she:

•	is the sole record and beneficial owner of the Shares, which he or she holds, free and clear of any and all liens, pledges, claims, options, proxies, voting trusts or agreements, security interests, understandings or arrangements or any other encumbrances whatsoever on title, transfer or exercise of any rights of a stockholder in respect of the Shares (other than as created by the Support Agreement); and

•	has the sole right to vote, sole power of disposition and sole power to issue instructions with respect to all of the matters set forth in the applicable Support Agreement, in each case, with no limitations, qualifications or restrictions on such rights, subject to applicable securities laws and the terms of the Support Agreement.

Nothing in the Support Agreements limits the Supporting Stockholders from fulfilling their duties and obligations as executive officers or directors of Ocata.

The Support Agreements, and all rights and obligations of Astellas, the Purchaser and the Supporting Stockholders under the Support Agreements, except for certain customary provisions that survive termination, will terminate on the earliest of:

•	the mutual written agreement of Astellas and such Supporting Stockholder;

•	the date the Merger Agreement is terminated in accordance with the terms of the Merger Agreement;

•	the effective time of the Merger pursuant to the Merger Agreement; and

•	the entry without the prior consent of such Supporting Stockholder into any amendment or modification to the Merger Agreement or any waiver of any of the Ocata’s rights under the Merger Agreement, in each case, that results in a decrease in the Offer Price.

Confidentiality Agreement

The following summary of certain provisions of the confidentiality agreement is qualified in its entirety by reference to the confidentiality agreement itself, which is incorporated herein by reference and a copy of which has been filed with the SEC as an exhibit to the Schedule TO. Stockholders and other interested parties should read the confidentiality agreement in its entirety for a more complete description of the provisions summarized below.

Astellas and Ocata entered into a confidentiality agreement, dated September 4, 2015, in connection with a potential negotiated transaction that resulted in the Offer. Pursuant to the confidentiality agreement, subject to certain customary exceptions, Astellas agreed to keep confidential all non-public information furnished by Ocata or its representatives to Astellas or its representatives, and all analyses or other materials containing such non-public information. Astellas also agreed that the non-public information furnished to Astellas will be used solely for the purpose of evaluating, negotiating and implementing the potential transaction that resulted in the Offer. If requested by Ocata, Astellas is required to promptly, at its own election, either to return to Ocata or destroy all copies of the non-public information furnished to Astellas and its representatives under the confidentiality agreement; provided, however, that Astellas must destroy any analyses or compilations prepared by Astellas or its representatives to the extent it contains non-public information. In addition, Astellas and Ocata agreed, subject to certain customary exceptions, to keep confidential the fact that any non-public information was made available to Astellas and its representatives, and that any discussions of a potential negotiated transaction were taking place.

The confidentiality agreement includes a standstill provision. Pursuant to this provision, Astellas agreed that, among other things and for a period of 12 months from the date of the confidentiality agreement, neither Astellas nor its affiliates will, without Ocata’s prior consent:

•	effect or seek, offer or propose to effect, any acquisition of any securities, or rights or options to acquire any securities, or any assets, indebtedness or business of Ocata;

•	(i) acquire beneficial ownership of any voting securities of Ocata, (ii) propose or seek, whether alone or in concert with others, any solicitation of proxies or consents to vote any securities of Ocata, (iii) nominate any person as a director of Ocata; or (iv) propose any matter to be voted upon by the stockholders of Ocata;

•	form, join or in any way participate in a “group” (as defined under the 1934 Act) with respect to Ocata or otherwise act in concert with any person in respect of such securities; or

•	request Ocata, or any of its officers, directors or representatives, directly or indirectly, to amend or waive any provision of the standstill provision.

The confidentiality agreement includes a no solicitation and no hire provision. Pursuant to this provision, Astellas agreed that, among other things and for a period of 12 months from the date of the confidentiality agreement, neither Astellas nor any of its affiliates would solicit for employment any officer or employee of Ocata who was specifically identified to Astellas during its evaluation of a transaction. The restrictions in the no solicitation and no hire provision shall not apply to:

•	any such officer or employee whose employment with Ocata has been terminated at least three (3) months prior to commencement of employment discussions with Astellas; or

•	any such officer or employee who responds to any general solicitation for employment not specifically directed at Ocata or their respective employees.

14. Conditions of the Offer

Notwithstanding any other provisions of the Offer and subject to the provisions of the Merger Agreement and applicable law, the Purchaser will not be required to accept for payment any validly tendered Shares if:

•	the Minimum Condition has not been satisfied at the Expiration Date;

•	the waiting period under the HSR Act applicable to the transactions contemplated by the Merger Agreement has not expired or terminated at or prior to the Expiration Date (which we refer to as the “HSR Condition”);

•	at the Expiration Date there is any Proceeding pending or threatened in writing by any governmental entity of competent jurisdiction:

•	seeking to make illegal or otherwise prohibit or materially delay the consummation of the Offer or the Merger;

•	seeking to compel Astellas or Ocata to divest, dispose of or hold separate any portion of the businesses, operations, assets or product lines of Astellas, Ocata or their subsidiaries;

•	seeking to restrict, prohibit or limit (i) the ability of Astellas, Ocata or their subsidiaries to conduct its business or own its assets, or (ii) the ownership or operation by the Ocata, Astellas or their subsidiaries of all or any portion of the business or assets of Astellas, Ocata or their affiliates in any part of the world;

•	seeking to cause Astellas or any of its subsidiaries to divest any Shares; or

•	seeking to impose limitations on the ability of Astellas or its subsidiaries effectively to acquire, hold or exercise full rights of ownership of, any Shares, including the right to vote any Shares acquired or owned by Astellas or its subsidiaries;

•	at the Expiration Date, there is any law or judgment in effect, enacted, entered, enforced or promulgated by or on behalf of a governmental entity of competent jurisdiction with respect to the Offer, other than the application to the Offer or the Merger of applicable waiting periods under the HSR Act, the effect of which is to, or would reasonably be expected to, directly or indirectly result in any of the referred to in any of the five sub-paragraphs of the immediately preceding bullet point;

•	Ocata and Astellas shall have reached an agreement that the Offer or the Merger Agreement be terminated, or the Merger Agreement shall have been terminated in accordance with its terms;

•	(A) any of the representations and warranties of Ocata set forth in Section 5.1, Section 5.2, Section 5.3(a), Section 5.3(b)(i), Section 5.4, Section 5.10 and Section 5.23 of the Merger Agreement are not true and correct in all respects (other than de minimis inaccuracies) as of the date of the Merger Agreement and as of the Expiration Date as though made on and as of such date (except to the extent expressly made as of an earlier date, in which case as of such earlier date) or (B) any representations and warranties of Ocata set forth in the Merger Agreement (other than those listed in the preceding clause (A)) are not true and correct (without giving effect to any limitation on any representation or warranty indicated by the words “Company Material Adverse Effect,” “in all material respects,” “in any material respect,” “material” or “materially”) as of the date of the Merger Agreement and as of the Expiration Date as though made on and as of such date (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except, in the case of this clause (B), where the failure of any such representations and warranties to be so true and correct would not, and would not be reasonably expected to, have, individually or in the aggregate, a Company Material Adverse Effect;

•	Ocata fails to perform or comply in any material respect with any obligation, agreement or covenant required to be performed or complied with by it under the Merger Agreement prior to the Expiration Date;

•	since the date of the Merger Agreement, any event, condition, change, occurrence or development of a state of facts occurs which has, or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect; or

•	Astellas failed to receive a certificate of Ocata, executed by Ocata’s Chief Executive Officer or Chief Financial Officer, dated as of the Expiration Date, to the effect that the conditions set forth in the sixth, seventh and eighth first-level bullet points above have been satisfied.

The foregoing conditions are for the sole benefit of the Purchaser and Astellas, and, except as restricted by the Merger Agreement, may be asserted by the Purchaser or Astellas regardless of the circumstances giving rise to any such conditions (other than circumstances giving rise to the failure of such conditions that are solely within the control of Astellas or the Purchaser), and may be waived to the extent permitted by applicable law by the Purchaser and Astellas in their sole discretion in whole or in part at any time and from time to time at or prior to the Expiration Date, in each case subject to the terms of the Merger Agreement, except that the Minimum Condition may be waived only with the prior written consent of Ocata, which may be granted or withheld in Ocata’s sole discretion. Any reference in the Offer to Purchase or the Merger Agreement to a condition or requirement being satisfied will be deemed to be satisfied if such condition or requirement is waived. The failure by the Purchaser or Astellas at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right and each such right will be deemed an ongoing right that may be asserted at any time and from time to time at or prior to the Expiration Date.

15. Certain Legal Matters

Except as described in this Section 15, based on information provided by Ocata, none of Ocata, the Purchaser or Astellas is aware of any license or regulatory permit that appears to be material to the business of Astellas that might be adversely affected by the Purchaser’s acquisition of the Shares in the Offer or of any approval or other action by a domestic or foreign governmental, administrative or regulatory agency or authority that would be required for the acquisition and ownership of the Shares by the Purchaser in the Offer. Should any such approval or other action be required, we presently intend to seek such approval or other action, except as described below under “—Business Combination Statutes.” Except as otherwise described in this Offer to Purchase, although the Purchaser does not presently intend to delay the acceptance for payment of or payment for Shares tendered in the Offer pending the outcome of any such matter, there can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that the failure to obtain any such approval or other action might not result in consequences adverse to Ocata’s business or that certain parts of Ocata’s business might not have to be disposed of or other substantial conditions complied with in the event that such approvals were not obtained or such other actions were not taken or in order to obtain any such approval or other action.

Business Combination Statutes. Ocata is incorporated under the laws of the State of Delaware and therefore is subject to the provisions of Section 203 of the DGCL (the “Business Combination Provisions”), which impose certain restrictions upon business combinations involving Ocata. The following description is not complete and is qualified in its entirety by reference to the provisions of the Business Combination Provisions. In general, the Business Combination Provisions prevent a Delaware corporation from engaging in a “business combination” (which is defined to include a variety of transactions, including mergers) with an “interested stockholder” for a period of three years following the time such person became an interested stockholder unless:

•	prior to such time the board of directors of the corporation approved either the business combination or the transaction, which resulted in the stockholder becoming an interested stockholder;

•	upon completion of the transaction, which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding those shares owned (i) by persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	at or subsequent to such time the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2⁄3% of the outstanding voting stock which is not owned by the interested stockholder.

For purposes of the Business Combination Provisions, the term “interested stockholder” generally means any person (other than the corporation and any direct or indirect majority-owned subsidiary of the corporation) that is (i) the owner of 15% or more of the outstanding voting stock of the corporation or (ii) an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within the three-year period immediately prior to the date on which it is sought to be determined whether such person is an interested stockholder; and the affiliates and associates of such person.

A Delaware corporation may elect not to be covered by the Business Combination Provisions in its original certificate of incorporation or through an amendment to its certificate of incorporation or bylaws approved by its stockholders. An amendment electing not to be governed by the Business Combination Provisions is not effective until 12 months after the adoption of such amendment and does not apply to any business combination between a Delaware corporation and any person who became an interested stockholder of such corporation on or prior to such adoption.

Neither Ocata’s certificate of incorporation nor bylaws excludes Ocata from the coverage of the Business Combination Provisions. Upon completion of the Offer, Astellas and the Purchaser could collectively be deemed to be an “interested stockholder” for purposes of the Business Combination Provisions and, absent prior approvals by Ocata’s board of directors, the Business Combination Provisions could prohibit completion of the Merger for a period of three years following completion of the Offer. However, Ocata’s board of directors approved the execution of the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger. Accordingly, Astellas and the Purchaser do not believe that the Business Combination Provisions, or any similar business combination laws or regulations of any other state, will apply to the Offer or the Merger.

A number of states have adopted laws and regulations that purport to apply to attempts to acquire corporations that are incorporated in such states, or whose business operations have substantial economic effects in such states, or which have substantial assets, security holders, employees, principal executive offices or principal places of business in such states. In 1982, the Supreme Court of the United States, in Edgar v. MITE Corp., invalidated on constitutional grounds the Illinois Business Takeover Statute that, as a matter of state securities law, made takeovers of corporations meeting certain requirements more difficult. However, in 1987 in CTS Corp. v. Dynamics Corp. of America, the Supreme Court held that the State of Indiana could, as a matter of corporate law, constitutionally disqualify a potential acquirer from voting shares of a target corporation without the prior approval of the remaining stockholders where, among other things, the corporation is incorporated in, and has a substantial number of stockholders in, the state. Subsequently, in TLX Acquisition Corp. v. Telex Corp., a Federal District Court in Oklahoma ruled that the Oklahoma statutes were unconstitutional insofar as they apply to corporations incorporated outside Oklahoma in that they would subject such corporations to inconsistent regulations. Similarly, in Tyson Foods, Inc. v. McReynolds, a Federal District Court in Tennessee ruled that four Tennessee takeover statutes were unconstitutional as applied to corporations incorporated outside Tennessee. This decision was affirmed by the United States Court of Appeals for the Sixth Circuit.

We have not attempted to comply with any state takeover statutes in connection with the Offer or the Merger, other than the Business Combination Provisions. We reserve the right to challenge the validity or applicability of any state law or regulation allegedly applicable to the Offer or the Merger, and nothing in this Offer to Purchase, nor any action that we take in connection with the Offer, is intended as a waiver of that right. In the event that it is asserted that one or more takeover or business combination statutes applies to the Offer or the Merger, and it is not determined by an appropriate court that the statutes in question do not apply or are invalid as applied to the Offer or the Merger, as applicable, we may be required to file certain documents with, or receive approvals from, the relevant state authorities, and if such a governmental authority sought or obtained an injunction seeking to prevent our purchase of Shares in the Offer, we might be unable to accept for payment or pay for Shares tendered in the Offer or be delayed in completing the Offer. In that case, we may not be obligated to accept for payment, or pay for, any Shares tendered.

Stockholder Approval Not Required. Section 251(h) of the DGCL provides that stockholder approval of a merger is not required if the merger is effected pursuant to a merger agreement providing for certain requirements to be met, including that (1) the acquiring company commences a tender offer for any and all of the outstanding stock entitled to vote on a merger of the company to be acquired (other than stock owned by the company, the acquirer making such tender offer, the person that owns the acquirer and any subsidiaries of the foregoing), and (2) following the consummation of such tender offer, the acquiring company has irrevocably accepted for purchase a number of shares of stock that, together with any stock otherwise owned by the acquirer, equals at least such percentage of the stock of the company to be acquired that, absent Section 251(h) of the DGCL, would be required to adopt the merger agreement. If the Minimum Condition is satisfied and we accept Shares for payment pursuant to the Offer, we will hold a sufficient number of Shares to ensure that Ocata will not be required to submit the adoption of the Merger Agreement to a vote of the stockholders of Ocata. Following the consummation of the Offer and subject to the satisfaction of the remaining conditions set forth in the Merger Agreement, pursuant to Section 251(h) of the DGCL, Astellas, the Purchaser and Ocata will effect the Merger as soon as practicable without a vote of stockholders of Ocata in accordance with Section 251(h) of the DGCL.

Antitrust Matters

The Offer and the Merger are subject to the HSR Act, which provides that certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the “DOJ”) and the Federal Trade Commission (the “FTC”) and certain waiting period requirements have expired or been terminated.

Pursuant to the Merger Agreement, on November 17, 2015, Astellas and Ocata filed with the FTC and the DOJ a Notification and Report Form for Certain Mergers and Acquisitions under the HSR Act (the “HSR Filing”) in connection with the purchase of the Shares in the Offer and the Merger. The filings will be subject to a 15-day initial waiting period, for which early termination may be requested. Under the provisions of the HSR Act applicable to the Offer and the Merger, the waiting period under the HSR Act applicable to the Offer and the Merger will expire at 11:59 p.m., New York City time, on the 15th day following Astellas’ and Ocata’s HSR Filings, or December 2, 2015, unless early termination of the waiting period is granted. However, the DOJ or the FTC may extend the waiting period by requesting additional information or documentary material from Astellas or Ocata. If such a request is made, such waiting period will expire at 11:59 p.m., New York City time, on the 10th day after substantial compliance by Astellas and Ocata with such request. If the waiting periods noted above would expire on a Saturday, Sunday or legal public holiday, the waiting period will instead expire at 11:59 p.m., New York City time, on the next business day. Such waiting period may be extended only with the consent of Astellas and Ocata, as applicable. In practice, complying with a request for additional information or material can take a significant amount of time. In addition, if the DOJ or the FTC raises substantive issues in connection with a proposed transaction, the parties frequently engage in negotiations with the relevant governmental agency concerning possible means of addressing those issues and may agree to delay the transaction while such negotiations continue. The Purchaser is not required to accept for payment Shares tendered in the Offer unless and until the waiting period requirements imposed by the HSR Act with respect to the Offer have expired or been terminated. See Section 14—“Conditions of the Offer.”

The FTC and the DOJ scrutinize the legality under the Antitrust Laws (as defined below) of transactions such as the Purchaser’s acquisition of Shares in the Offer and the Merger. At any time before or after the Purchaser’s acquisition of Shares, either the DOJ or the FTC (whichever agency reviews the transaction) could take such action under the Antitrust Laws as it or they deem necessary or desirable in the public interest, including seeking to enjoin the acquisition of Shares in the Offer or, in the absence of an injunction, otherwise seeking divestiture of Shares acquired by the Purchaser or divestiture of substantial assets of Astellas or its subsidiaries. Private parties, as well as state governments, may also bring legal action under the Antitrust Laws under certain circumstances. There can be no assurance that a challenge to the Offer or other acquisition of Shares by the Purchaser on antitrust grounds will not be made or, if such a challenge is made, of the result. See Section 14—“Conditions of the Offer” for certain conditions of the Offer, including conditions with respect to litigation and certain government actions.

As used in this Offer to Purchase, “Antitrust Laws” means the Sherman Act, as amended, the Clayton Act, as amended, the HSR Act, the Federal Trade Commission Act, as amended, and all other Federal and state statutes, rules, regulations, orders, decrees, administrative and judicial doctrines, and other laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade.

16. Fees and Expenses

Except as set forth below, we will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of Shares in the Offer.

The Purchaser has retained Citibank, N.A. to act as the Depositary in connection with the Offer. The Depositary will receive reasonable and customary compensation for its services. The Purchaser has also agreed to reimburse the Depositary for certain reasonable out of pocket expenses and to indemnify the Depositary against certain liabilities in connection with its services, including certain liabilities under the federal securities laws.

The Purchaser has retained Georgeson Inc. to act as the Information Agent in connection with the Offer. The Information Agent will receive reasonable and customary compensation for its services. The Purchaser has also agreed to reimburse the Information Agent for certain reasonable out of pocket expenses and to indemnify the Information Agent against certain liabilities in connection with its services, including certain liabilities under the federal securities laws.

We will not pay any fees or commissions to any broker or dealer or other person for making solicitations or recommendations in connection with the Offer. Brokers, dealers, commercial banks, trust companies and other nominees will be reimbursed by the Purchaser for customary mailing and handling expenses incurred by them in forwarding material to their clients.

17. Legal Proceedings

On November 17, 2015, Nadle v. Heffernan et al., C.A. No. 11715 (the “Complaint”), a putative class action related to the Merger Agreement, was filed in the Court of Chancery of the State of Delaware by a purported Ocata stockholder. The Complaint names the members of Ocata’s Board, Astellas and Purchaser as defendants. The Complaint alleges that the members of Ocata’s Board breached their fiduciary duties to Ocata’s stockholders in connection with the Merger Agreement and that Astellas and Purchaser aided and abetted the alleged breaches. The Complaint seeks, among other things, equitable relief that would enjoin the consummation of the Merger, rescission of the Merger and/or rescissory damages if the Merger had already been consummated, an order directing the members of Ocata’s Board to account to the putative class for damages sustained, and an award of the costs related to the action, including attorneys’ and experts’ fees. Astellas and the Purchaser believe the Complaint is without merit and intend to vigorously defend the action. Additional lawsuits may be filed against Ocata, Ocata’s Board, Astellas, and Purchaser in connection with the Merger Agreement. The foregoing summary of the Complaint is qualified in its entirety by reference to the full text of the Complaint, a copy of which is filed as Exhibit (a)(5)(A) to the Schedule TO.

18. Miscellaneous

The Offer is being made solely by this Offer to Purchase and the related Letter of Transmittal and is being made to all holders of the Shares (excluding Shares beneficially owned by Astellas and the Purchaser). We are not aware of any states in which the making of the Offer or the tender of Shares in connection therewith would not be in compliance with the laws of such state. If the Purchaser becomes aware of any state in which the making of the Offer would not be in compliance with applicable law, the Purchaser will make a good faith effort to comply with any such law. If, after such good faith effort, the Purchaser cannot comply with any such law, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of Shares residing in such state.

No person has been authorized to give any information or to make any representation on our behalf not contained in this Offer to Purchase or in the Letter of Transmittal and, if given or made, such information or representation must not be relied upon as having been authorized.

We have filed with the SEC a Tender Offer Statement on Schedule TO pursuant to Rule 14d-3 under the Exchange Act, together with the exhibits thereto, furnishing certain additional information with respect to the Offer, and may file amendments thereto. In addition, Ocata has filed a Solicitation/Recommendation Statement on Schedule 14D-9 pursuant to Rule 14d-9 under the Exchange Act, together with exhibits thereto, setting forth its recommendation and furnishing certain additional related information. Such Schedules and any amendments thereto, including exhibits, may be examined and copies may be obtained in the manner set forth in Section 8—“Certain Information Concerning Ocata” and Section 9—“Certain Information Concerning Astellas and the Purchaser.”

Laurel Acquisition Inc.

November 19, 2015

SCHEDULE I

INFORMATION RELATING TO ASTELLAS, PURCHASER AND ASTELLAS US

1.	Directors and Officers of Astellas Pharma Inc. (“Astellas”)

The name, business address, present principal occupation or employment and material occupations, positions, offices or employment for the past five years of each of the directors and executive officers of Astellas are set forth below. Unless otherwise specified below, the business address of each such director and executive officer is 2-5-1, Nihonbashi-Honcho, Chuo-ku, Tokyo 103-8411, Japan, and each is a citizen of Japan.

Directors and Executive Officers of Astellas

Name and Position, Business Address (if applicable)	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years
Masafumi Nogimori Representative Director, Chairman of the Board	Representative Director, Chairman of the Board, Astellas, June 2011-Present; Representative Director, President and CEO, Astellas, June 2006-June 2011.

Yoshihiko Hatanaka Representative Director, President and Chief Executive Officer	Representative Director, President and CEO, Astellas, June 2011-Present; Senior Corporate Executive, CFO and Chief Strategy Officer, Astellas, April 2009-June 2011.

Yoshirou Miyokawa Representative Director and Executive Vice President, CAO, COO	Representative Director, Executive Vice President, CAO & COO, Astellas, June 2013-Present; Executive Vice President, CAO & CCO, Astellas, April 2012-June 2013; Executive Vice President, CAO, Astellas, June 2011-April 2012; Senior Corporate Executive and CAO, Astellas, June 2008-June 2011.

Yoshiharu Aizawa, M.D. Ph.D. Outside Director	Outside Director, Astellas, June 2015 to Present; Professor Emeritus, Kitasato University, April 2012-Present; Executive Trustee, The Kitasato Institute, July 2010-July 2013; Vice President, Kitasato University, July 2009-June 2012.

Yutaka Kase Outside Director 1-1, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8691, Japan	Outside Director, Astellas, June 2013-Present; Chairman and Representative Director, Sojitz Corporation, April 2012-Present; President and Representative Director, Sojitz Corporation, April 2007-March 2012.

Hironobu Yasuda Outside Director Hirakawachuo Building 3F, 2-4-16 Hirakawa-cho Chiyoda-ku, Tokyo 102-0093, Japan	Outside Director, Astellas, June 2013-Present; Attorney, Seiryo Law Office, October 2010-Present.

Etsuko Okajima Outside Director 2-21-21, Nishiazabu, Minato-ku, Tokyo 106-0031, Japan	Outside Director, Astellas, June 2014-Present; President and CEO, ProNova Inc., June 2007-Present.

Name and Position, Business Address (if applicable)	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years
Kenji Yasukawa, Ph.D. Senior Corporate Executive and Chief Strategy Officer	Senior Corporate Executive and Chief Strategy Officer, Astellas, June 2012-Present; Corporate Executive and Chief Strategy Officer, Astellas, April 2012-June 2012; Corporate Executive, Vice President, Product and Portfolio Strategy, Astellas, April 2011-March 2012; Corporate Executive, Therapeutic Area Head, Urology, Astellas Pharma Global Development, Inc.(“APGD”), July 2010-March 2011.

Yasumasa Masuda Senior Corporate Executive and CFO	Senior Corporate Executive and CFO, Astellas, June 2012-Present; Corporate Executive and CFO, Astellas, April 2012- June 2012; Corporate Executive and CFO, Vice President, Corporate Finance & Control, Astellas, June 2011-April 2012, Corporate Executive, Vice President, Corporate Finance & Control, Astellas, June 2008- June 2011.

Sef Paul Kurstjens, M.D., Ph.D. (US Citizen) Chief Medical Officer 1 Astellas Way, Northbrook, IL 60062, USA	Chief Medical Officer, Astellas, April 2013-Present, President and CEO, Agensys Inc. (“Agensys”), November 2010-April 2013; Chief Medical Officer and President, APGD, April 2013-Present.

Masao Yoshida Senior Corporate Executive of Astellas, Director, President and CEO of Purchaser and Astellas US 1 Astellas Way, Northbrook, IL 60062, USA	Senior Corporate Executive, Astellas, June 2009-Present, Director, President and CEO of Astellas US and Purchaser April 2011-Present; President and CEO, Astellas Pharma Europe Ltd.(“APEL”), April 2008 to April 2011.

Mitsunori Matsuda Senior Corporate Executive, Senior Vice President and President, Technology	Senior Corporate Executive, Senior Vice President and President, Technology, Astellas, April 2010-Present; Director, Agensys, April 2010-March 2011.

Yukihiko Sato Senior Corporate Executive, Senior Vice President and President, Sales & Marketing	Senior Corporate Executive, Senior Vice President and President, Sales & Marketing, Astellas, June 2015-Present; Corporate Executive, Senior Vice President and President, Sales & Marketing, Astellas, April 2012-June 2015; Corporate Executive, Vice President, Strategic Business Management, Sales & Marketing, Astellas, June 2010-March 2012.

Chihiro Yokota Senior Corporate Executive, Executive Vice President, Head of Japan-Asia Development, Development, Head of Japan Medical Affairs, Medical Affairs	Senior Corporate Executive, Executive Vice President, Head of Japan-Asia Development, Development Head of Japan Medical Affairs, Medical Affairs, Astellas, June 2015-Present; Corporate Executive, Executive Vice President, Head of Japan-Asia Development, Development, Head of Japan Medical Affairs, Medical Affairs, Astellas, April 2015-June 2015; Corporate Executive, Executive Vice President, Head of Japan-Asia Development, Development, Astellas, July 2014-March 2015; Corporate Executive, Vice President, Licensing & Alliances, Astellas, June 2011-June 2014; Vice President, Licensing & Alliances, Astellas, October 2009-June 2011.

Name and Position, Business Address (if applicable)	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years
Wataru Uchida, Ph.D. Senior Corporate Executive, Senior Vice President, President, Drug Discovery Research, Astellas, President, Agensys 21 Miyukigaoka, Tsukuba, Ibaraki 305-8585, Japan	Senior Corporate Executive, Senior Vice President and President, Drug Discovery Research, Astellas, President, Agensys, April 2014-Present; Vice President, Pharmacology Research Labs, Astellas, April 2010-March 2014; Vice President, Clinical Pharmacology, Astellas, January 2009-March 2010.

Makoto Takeuchi Senior Corporate Executive, Vice President of External Relations	Senior Corporate Executive, Vice President, External Relations, Astellas, January 2015-Present; Vice President of Research Administration, Astellas, January 2014-March 2015; Vice President, Research Management, Astellas, January 2011-March 2014; Vice President of Chemistry Research Laboratories, January 2009-March 2011.

Masatoshi Kuroda Corporate Executive, Senior Vice President and President, Asia & Oceania Business	Corporate Executive, Senior Vice President and President, Asia & Oceania Business, Astellas, April 2014-Present; President, Astellas Pharma China, Inc., April 2011-March 2014; Senior Vice President, Astellas Pharma China, Inc., April 2010-March 2011.

Shoji Yokota Corporate Executive, Vice President, Technological Product Management, Technology	Corporate Executive, Vice President, Technological Product Management, Technology, Astellas, April 2013-Present; Corporate Executive, Vice President, Technological Development Promotion, Technology, Astellas, April 2012-March 2013; Corporate Executive, Vice President, Project & Quality Management, Technology, Astellas, April 2011-March 2012; Corporate Executive, Vice President of Pharmaceutical Research and Technology Labs, Technology, Astellas, April 2010-March 2011.

Takahisa Iizuka Corporate Executive, Vice President, Sales Operation, Sales & Marketing	Corporate Executive, Vice President, Sales Operation, Sales & Marketing, Astellas, June 2010-Present.

Atsushi Kamide Corporate Executive, Vice President, Product Marketing, Sales & Marketing	Corporate Executive, Vice President, Product Marketing, Sales & Marketing, Astellas, June 2012-Present; Vice President, Product Marketing, Sales & Marketing, Astellas, April 2010-June 2012.

Kiyotaka Hayashi Corporate Executive, Vice President, Osaka Branch, Sales & Marketing 3-6-32 Nakanoshima, Kitaku, Osaka City, Osaka, Japan	Corporate Executive, Vice President, Osaka Branch, Sales & Marketing, Astellas, April 2014-Present; Corporate Executive, Vice President, Kyushu Branch, Sales & Marketing Astellas, June 2013-March 2014; Vice President, Kyushu Branch, Sales & Marketing ,October 2012-June 2013; Vice President, Fukuoka Branch, Sales & Marketing, Astellas, April 2011-September 2012; Vice President, South Kyushu Branch, Sales & Marketing, Astellas, October 2008-March 2011.

Kazunori Okimura Corporate Executive, Vice President, Legal & Compliance, Regional Compliance Officer, Japan/Asia/Oceania	Corporate Executive, Astellas, June 2013-Present, Vice President, Legal & Compliance, Regional Compliance Officer, Japan/Asia/Oceania, Astellas, April 2012-Present; Vice President, Legal, Astellas, April 2009-March 2012.

Name and Position, Business Address (if applicable)	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years
Akihiko Iwai, Ph.D. Corporate Executive, Vice President, Research Portfolio & Science, Drug Discovery Research 21 Miyukigaoka, Tsukuba, Ibaraki 305-8585, Japan	Corporate Executive, Vice President, Research Portfolio & Science, Drug Discovery Research, Astellas, October 2015-Present, Vice President, Research Portfolio & Science, Drug Discovery Research, Astellas, April 2014-September 2015; Vice President, Research Planning & Administration, Drug Discovery Research, Astellas, April 2013-March 2014; Vice President, Product Portfolio & Strategy, Astellas, April 2012-March 2013; Senior Director, Product Portfolio & Strategy, Astellas, October 2009-March 2012.

Chikashi Takeda Corporate Executive, Vice President, Corporate Planning, Astellas, Director, Astellas US	Corporate Executive, Vice President, Corporate Planning, Astellas, June 2014-Present; Director, Astellas US, April 2012-Present; Vice President, Corporate Planning, Astellas, April 2012-May 2014, Executive Director, Corporate Planning, Astellas, June 2009-March 2012.

Katsumi Ozawa Corporate Executive, Vice President, Tokyo Branch, Sales & Marketing 2-2-2 Nihonbashihoncho, Chuoku, Tokyo, Japan	Corporate Executive, Vice President, Tokyo Branch, Sales & Marketing, Astellas, June 2015-Present; Vice President, Tokyo Branch, Sales & Marketing, Astellas, April 2015-June 2015; Vice President, Kyushu Branch, Sales & Marketing, Astellas, April 2014-March 2015; Vice President, Yokohama Branch, Sales & Marketing, Astellas, October 2012-March 2014; Vice President, South Kyushu Branch, Sales & Marketing, Astellas, April 2011-September 2012; Executive Director, East Tokyo Branch Planning & Administration, Sales & Marketing Astellas, October 209-March 2011.

Kazuhiro Sako, Ph.D. President, Astellas Ireland Co., Ltd.; Head of EU Technology Division, Corporate Executive, Astellas Damastown Road, Damastown Industrial Park, Mulhuddart, Dublin 15, Ireland	President, Astellas Ireland Co., Ltd., April 2015-Present; Head of EU Technology Division, Corporate Executive, Astellas, June 2015-Present; Vice President, Pharmaceutical Research and Technology Labs, Astellas, April 2011-March 2015; Senior Director, Oral Formulation Development, Pharmaceutical Research and Technology Labs, Astellas, July 2008-March 2011.

Yukio Matsui Corporate Executive, Senior Vice President of Marketing Strategy	Corporate Executive, Vice President of Marketing Strategy, Astellas, June 2015-Present; Vice President of Global Marketing Strategy, Astellas, April 2015-June 2015, Vice President, Marketing & Business Management Asia/Oceania, Astellas, April 2012-March 2015; Senior Vice President, Chief Strategy Officer, Europe, Astellas, April 2010-March 2012.

Nobuaki Tanaka Corporate Executive, Vice President, Strategic Business Management, Sales & Marketing	Corporate Executive, Vice President, Strategic Business Management, Sales & Marketing, Astellas, October 2015-Present; Corporate Executive, Vice President, Chiba Branch, Sales & Marketing, Astellas, June 2015-September 2015; Vice President, Chiba Branch, Sales & Marketing, Astellas, April 2014-June 2015; Vice President, Strategic Business Management, Astellas, Sales & Marketing, April 2012-March 2014; Executive Director, Strategy Planning Group, Strategic Business Management, Sales & Marketing, Astellas, April 2010-March 2012.

Toru Yoshimitsu Corporate Executive, Vice President, Product & Portfolio Strategy	Corporate Executive, Vice President, Product & Portfolio Strategy, Astellas, June 2015-Present; Vice President, Product & Portfolio Strategy, Astellas, April 2013-June 2015; Senior Director, Portfolio Management Group, Product & Portfolio Strategy, Astellas, December 2012-March 2013; Senior Director, Budget Control Group, Corporate Finance & Control, Astellas, April 2011-November 2012; Director, Budget Control Group, Corporate Finance & Control, Astellas, October 2010-March 2011.

Name and Position, Business Address (if applicable)	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years
Eisuke Nozawa Corporate Executive, Vice President, Regulatory Affairs-Japan, General Marketing Compliance Officer	Corporate Executive, Vice President, Regulatory Affairs-Japan, General Marketing Compliance Officer, Astellas, June 2015-Present; Vice President, Regulatory Affairs-Japan, General Marketing Compliance Officer, Astellas, April 2015-June 2015; Vice President, Regulatory Affairs-Japan, Astellas, April 2014-March 2015; Senior Director, Corporate Planning, Astellas, July 2012-March 2014; Visiting Senior Director, Regulatory Affairs-EU, Astellas, October 2011-June 2012; Visiting Senior Director, Regulatory Affairs-US, Astellas, June 2010-September 2011.

Fumiaki Sakurai Corporate Executive, Vice President, Human Resources	Corporate Executive, Vice President, Human Resources, Astellas, June 2015-Present; Vice President, Human Resources, Astellas, April 2013-June 2015, Vice President, Asia International Business Planning, Astellas, October 2010-March 2013.

Taiji Sawamoto, Ph.D. Corporate Executive, Vice President, Clinical Pharmacology, Development	Corporate Executive, Vice President, Clinical Pharmacology, Development, Astellas, June 2015-Present; Vice President, Clinical Pharmacology, Development, April 2010-June 2015.

2.	Directors and Officers of Laurel Acquisition Inc. (“Purchaser”)

The name, business address, present principal occupation or employment and material occupations, positions, offices or employment for the past five years of each of the directors and executive officers of Purchaser are set forth below. Unless otherwise specified below, the business address of each such director and executive officer is 1 Astellas Way, Northbrook, IL 60062, and each is a citizen of Japan.

Directors and Executive Officers of Purchaser
Name and Position, Business Address (if applicable)	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years
Masao Yoshida Director, President and CEO of Purchaser and Astellas US, Senior Corporate Executive, Astellas	Director, President and CEO, Purchaser, November 2015-Present; President and CEO, Astellas US, April 2011-Present; Senior Corporate Executive, Astellas, June 2009-Present.

Linda Friedman (US Citizen) Secretary, Astellas US, Director and Secretary of Purchaser	Director and Secretary, Purchaser, November 2015-Present; Secretary, Astellas US, April 2005-Present; General Counsel of Astellas US LLC (“AUS”), April 2005-Present

Stephen Knowles (US Citizen) Treasurer, Astellas US, Director and Treasurer, Purchaser	Director and Treasurer, Purchaser, November 2015-Present; Treasurer, Astellas US, October 2009-Present, Senior Vice President & CFO Americas; AUS, October 2009-Present.

3.	Directors and Officers of Astellas US Holding, Inc. (“Astellas US”)

The name, business address, present principal occupation or employment and material occupations, positions, offices or employment for the past five years of each of the directors and executive officers of Astellas US Holding Inc. are set forth below. Unless otherwise specified below, the business address of each such director and executive officer is 1 Astellas Way, Northbrook, IL 60062, and each is a citizen of Japan.

Directors and Executive Officers of Astellas

Name and Position, Business Address (if applicable)	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years
Masao Yoshida Director, President and CEO of Purchaser and Astellas US	Director, President and CEO, Purchaser, November 2015-Present; President and CEO, Astellas US, April 2011-Present; Senior Corporate Executive, Astellas, June 2009-Present.

Chikashi Takeda Corporate Executive, Vice President, Corporate Planning, Astellas; Director of Astellas US 2-5-1, Nihonbashi-Honcho, Chuo-ku, Tokyo 103-8411, Japan	Corporate Executive, Vice President, Corporate Planning, Astellas, June 2014-Present; Director, Astellas US, April 2012-Present; Vice President, Corporate Planning, Astellas, April 2012-May 2014, Executive Director, Corporate Planning, Astellas, June 2009-March 2012.

Yasuo Sakae Vice President, Corporate Finance & Control, Astellas; Director of Astellas US 2-5-1, Nihonbashi-Honcho, Chuo-ku, Tokyo 103-8411, Japan	Vice President, Corporate Finance & Control, Astellas, October 2013-Present; Director, Astellas US, October 2013-Present; Vice President, Procurement, Astellas, April 2011-September 2013; Executive Director, Budget & Control Group, Corporate Finance & Control, Astellas, October 2009-March 2011.

Linda Friedman (US Citizen) Secretary, Astellas US, Director and Secretary of Purchaser	Director and Secretary, Purchaser, November 2015-Present; Secretary, Astellas US, April 2005-Present; General Counsel of Astellas US LLC (“AUS”), April 2005-Present

Stephen Knowles (US Citizen) Treasurer, Astellas US, Director and Treasurer, Purchaser	Director and Treasurer, Purchaser, November 2015-Present; Treasurer, Astellas US, October 2009-Present, Senior Vice President & CFO Americas; AUS, October 2009-Present.

Facsimile copies of the Letter of Transmittal properly completed and duly signed will be accepted. The Letter of Transmittal, certificates for Shares and any other required documents should be sent or delivered by each stockholder of Ocata or his or her broker, dealer, commercial bank, trust company or other nominee to the Depositary, at one of the addresses set forth below.

The Depositary for the Offer to Purchase is:

Citibank, N.A.

By Mail:	Facsimile Transmission for Withdrawal Notices Only:	By Overnight Courier:
Citibank, N.A. PO Box 55025 Boston, MA 02205	For Eligible Institutions Only: (816) 374-7427 For Confirmation Only: (844) 460-9413	Citibank, N.A. 30 Dan Road Suite 55025 Canton, MA 02021

Other Information:

Questions and requests for assistance or additional copies of this Offer to Purchase, the Letter of Transmittal, and the Guidelines for Certification of Taxpayer Identification on Form W-9 may be directed to the Information Agent at the location and telephone number set forth below. Stockholders may also contact their broker, dealer, commercial bank or trust company for assistance concerning the Offer.

The Information Agent for the Offer is:

480 Washington Blvd., 26th Floor

Jersey City, NJ 07310

Stockholders, Banks and Brokers may call toll free: (866) 278-8941